================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB
                   General Form for Registration of Securities
                            of Small Business Issuers
                     Under Section 12(b) or Section 12(g) of
                       The Securities Exchange Act of 1934


                              TREND MINING COMPANY
                 (Name of Small Business Issuer in its Charter)

               Montana                                    81-0304651
   (State or Other Jurisdiction of                     (I.R.S. Employer
   Incorporation or Organization)                     Identification No.)


                          410 Sherman Avenue, Suite 209
                           Coeur d'Alene, Idaho 83814
                     (Address of principal executive office)

                    Issuer's telephone number: (208) 664-8095

                                   Copies to:
                            Deborah J. Friedman, Esq.
                            Randall E. Hubbard, Esq.
                           Davis, Graham & Stubbs LLP
                           370 17th Street, Suite 4700
                             Denver, Colorado 80202

             Securities to be registered under Section 12(b) of the Act:

                                      None
                                (Title of Class)

             Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

===============================================================================

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

        Trend Mining Company, incorporated in Montana in 1968, has been engaged since 1998 in the acquisition and exploration of platinum group metals properties, primarily in the United States. From 1968 through 1982, our activities consisted primarily of acquiring and exploring properties with silver potential and developing and operating two silver mines. From 1982 to 1998, we were largely inactive, although we did acquire, explore and maintain silver properties from time to time during this period. We are an exploration stage company, and our activities have been limited to exploring and acquiring rights to explore, develop and mine properties which we believe may be suitable for development into platinum group metal mines. We have identified and commenced prospecting efforts in several areas in favorable geologic terrain in Wyoming, Montana, Nevada, Oregon, California and Saskatchewan, Canada. There can be no assurance that any of our properties contain a commercially viable ore body or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically and legally feasible. None of our properties are in production, and consequently we have no operating income or cash flow.


        As used in this registration statement, Trend Mining, our company, we and our refer to Trend Mining Company. Prior to February 1999, our corporate name was Silver Trend Mining Company.

        Six metals comprise the platinum group metals: platinum, palladium, rhodium, iridium, ruthenium and osmium. Platinum group metals are rare precious metals with unique physical properties that are used in diverse industrial applications and in the jewelry industry. The largest and fastest growing use for platinum group metals is in the automotive industry for the production of catalysts that reduce automobile emissions. Palladium is also used in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices, as well as dental applications and jewelry. Platinum's largest use is for jewelry. Industrial uses for platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasolines and fuel cells.

        According to publications of the CPM Group, approximately 6.9 million ounces of palladium and 5.1 million ounces of platinum were consumed in 1999, with less than five percent of palladium and slightly less than one third of platinum used for jewelry manufacture. CPM Group reports that palladium prices averaged approximately $359 per ounce in 1999, an increase of approximately 29 percent over the previous year, and have averaged $585 per ounce in the first five months of 2000. Platinum prices averaged approximately $373 per ounce in 1999, a slight increase over 1998 prices, and have averaged approximately $475 in the first five months of 2000, their highest levels since 1990.

                             EXPLORATION PROPERTIES

        We currently own or have the right to acquire nine platinum group metals mineral exploration properties, which are described below.

LAKE OWEN, WYOMING

        Location and Access. The Lake Owen platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Lake Owen property is approximately 40 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

        Land Status. In July 1999, we entered into a three-year option agreement with General Minerals Corporation, owner of a block of unpatented mining claims comprising a portion of the Lake Owen property, that gives us the option to earn a 100% interest in 104 unpatented claims. General Minerals acquired some of these unpatented mining claims from Chevron Minerals in the early 1990's, and subsequently located additional claims. Terms of that agreement (as subsequently amended) include the following:

          o To keep the option in effect, we were required to pay General Minerals a total of $40,000 during 1999 and 2000. All of those payments have been made.

          o To keep the option in effect, we are obligated to incur exploration expenditures of not less than $750,000 by July 27, 2002, with no less than $150,000 in exploration expenditures being completed by July 27, 2000. The expenditures required by July 27, 2000 have been completed.

          o On the effective date of the option agreement, we issued to General Minerals 715,996 shares of our common stock, which represented approximately 25% of our outstanding common stock at that time. We have subsequently issued an additional 616,961 shares of our common stock to General Minerals pursuant to an amendment to the option agreement. The shares owned by General Minerals now represent approximately 9% of our outstanding common stock.

          o If we exercise the option to acquire a 100% interest in these 104 unpatented mining claims by completing the exploration expenditures described above, those claims will be subject to a 4% net profits interest with respect to ore mined from the property payable to either Chevron Minerals, which originally located certain of the claims, or to General Minerals.

        We located an additional 502 unpatented mining claims in an agreed area of interest near the Lake Owen property in the first half of 2000. We are obligated to pay to Chevron Minerals or General Minerals a 4% net profits interest with respect to these claims and any other claims we acquire in an area of interest.


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


        Exploration History. Chevron Minerals initiated geological reconnaissance exploration at Lake Owen in 1982, which included detailed surface geologic mapping, geochemical sampling, and geophysical surveys. Chevron Minerals later completed thirteen diamond-drill holes totaling approximately 5,200 feet in the 1980s and early 1990s. Drilling consisted of relatively shallow angle holes generally less than 250 feet in vertical depth, and encountered several zones of platinum group metals mineralization, ranging from anomalies to ore-grade mineralization.

        Exploration Plans. The exploration program for the Lake Owen property has been divided into three phases that we currently plan to conduct over a three-year period which began in March 2000. In phase one, we plan to focus on the evaluation of existing geologic data generated by Chevron Minerals, and on geologic logging and assaying of existing drill core. Phase two is expected to involve continued field exploration, including geologic mapping, geochemical sampling, and geophysical surveys to define drill targets. We expect phase three to consist of a diamond drilling program intended to better delineate known precious metal anomalies and to include exploration for new zones of higher-grade platinum group metals mineralization.

        Geology and Mineralization. The Lake Owen property is a platinum-gold-palladium occurrence hosted in an extensive layered igneous intrusive complex with a lateral dimension of approximately four by six miles. The complex is about 1.4 billion years old and occurs as a steeply dipping body of rock along the margin of the Archean Wyoming Province. The exposed stratigraphic thickness of these rock units is approximately 20,000 feet.

        Four separate zones of anomalous platinum group metals mineralization have been identified at Lake Owen. The upper zone has been traced for about six miles along strike. The middle zone is about 1,500 feet stratigraphically below the upper zone, while the lower zone is situated approximately 5,500 feet stratigraphically below the upper zone. Surface geochemical sampling identified one additional platinum group metal zone, although the outcrop exposure in this fourth zone is limited and the extent of the anomaly has not yet been defined.

        Drill intercepts encountered to date at the Lake Owen property contain encouraging mineralization of combined platinum group metals and gold. The majority of the platinum group metals mineralization encountered in the Chevron Minerals drilling program remains untested along both strike and dip.

ALBANY, WYOMING

        Location and Access. The Albany platinum group metals property is also located in southwest Albany County, Wyoming, approximately 35 miles southwest of Laramie in the Medicine Bow-Routt National Forest. The Albany property is accessible by an unimproved dirt road.

        Land Status. We located six unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.

        Exploration History. Minor exploration for platinum group metals has been conducted previously in the Albany property area. We have no specific data regarding previous exploration activities or results.

        Geology and Mineralization. The Albany property is a platinum-palladium-rhodium occurrence hosted along the contact of dark-colored dikes and a lighter-colored granite stock on the northern edge of a large iron-magnesium-rich complex. Our limited geochemical sampling program conducted in 1999 returned platinum group metal values, ranging from anomalies to ore-grade mineralization.

SPRUCE MOUNTAIN, WYOMING

        Location and Access. The Spruce Mountain platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Spruce Mountain property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

        Land Status. We have staked 42 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.

        Exploration History. Spruce Mountain is situated near our Lake Owen property and the northwestern margin of the Lake Owen layered ultramafic/mafic intrusive complex and is surrounded to the north by the New Rambler and Centennial West platinum group metals districts, and to the west by the Mullen Creek layered ultramafic/mafic intrusion. Historically, exploration has been conducted in the region for gold, silver, base metals and platinum group metals.

        Geology and Mineralization. Our claims are located on a platinum group metals occurrence within mafic intrusives along an interpreted northwest to east-west trending structural zone. The area is characterized by intense shearing and hydrothermal alteration, which apparently concentrated the platinum group metals that were present in the surrounding mafic host rocks.

CENTENNIAL WEST, WYOMING

        Location and Access. The Centennial West platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Centennial West property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

        Land Status. We have staked approximately 200 unpatented mining claims in this area in September 2000 and own a 100% interest in the claim block.

        Exploration History. Exploration has occurred throughout this area historically, and small amounts of platinum group metals were produced by placer mining from drainages.

        Geology. Mafic, ultramafic and metamorphic rocks overlie and host several known hydrothermal platinum group metal occurrences in dikes, veins and shear zones. Placer gold and platinum group metals are present in several streams that drain the area.

VANGUARD, MONTANA


        Location and Access. The Vanguard platinum group metals property formerly described as the Lady of the Lake property is located on Bureau of Land Management land in Madison County, Montana. The property is approximately 12 miles northeast of Sheridan and is accessible only by helicopter or trail.


        Land Status. We located 121 unpatented mining claims in the Lady of the Lake layered iron-magnesium-rich complex in early 2000 and own a 100% interest in the claim block.

        Exploration History. The Vanguard area was initially mapped and geochemically sampled in the mid 1980s by a small exploration company. Our review of the results of that program indicates the existence of anomalous platinum, palladium and gold values throughout the district. In 1987, that company staked unpatented mining claims, which covered the known anomalous mineralization. Shortly thereafter, a third party who had leased the claim group began a surface mapping and sampling program. After approximately one year, the lease was terminated, and the original locator continued to perform exploration work on the claims sporadically during the 1990's. The claims were abandoned prior to the location of our claims. Our claim block covers the same ground that had been covered by the previous claims.

        Geology and Mineralization. The Vanguard property is a platinum-palladium-gold occurrence hosted in an iron-magnesium-rich layered intrusive complex that is approximately 1,500 feet thick. Three zones, from bottom to top, characterize this layered complex. The lowermost zone is formed of coarse-grained, dark, chrome-iron-magnesium-rich rocks, and the rocks become progressively lighter in color, less rich in iron and magnesium and more soda and lime enriched towards the top.

        A large body of granite of Cretaceous age intersects portions of the complex, and geologic mapping evidence suggests that this intrusive may represent a possible border phase of the granite itself. Sulfides in the layered intrusive complex consist of pyrite and chalcopyrite, which were probably formed with the rocks. These sulfides are also concentrated in younger hydrothermal veins. A third type of sulfide occurrence is observed as a "reef" zone. The highest platinum group metals values are associated with the middle portion of the complex and the sulfide reef. The reef is poorly exposed, but where it crops out, the zone ranges in thickness from five to ten feet. Select samples collected from the sulfide reef showed encouraging platinum and gold mineralization.

MCCORMICK CREEK, MONTANA

        Location and Access. The McCormick Creek platinum group metals property is located in northwest Missoula County, Montana, approximately 34 miles northwest of Missoula.

McCormick Creek can be reached by public highways and access roads, and an unimproved dirt road.

        Land Status. We located 46 unpatented mining claims in the McCormick Creek area in 2000 and own a 100% interest in the claim block.

        Exploration History. The history of mineral exploration in the McCormick Creek area is currently unknown.

        Geology and Mineralization. The dark-colored dikes and/or sills that occur in the McCormick Creek region are located due south of the past producing Green Mountain copper-gold-platinum mine, which is situated on the Flathead Indian Reservation. The dark-colored dikes/sills in this region intrude Burke Formation sediments and may be similar to, or an extension of, the Green Mountain dike, which has a known strike length of more than five miles.

        Rocks in the prospect area are comprised of altered sediments of the Burke Formation, which is the lowermost of the Ravalli Group of the Belt Supergroup. A sub-parallel, repetitious series of dikes, which includes the Green Mountain dike, intruded the Ravalli quartzites throughout the district. The Green Mountain dike commonly contains visible disseminations of secondary copper minerals, which may be associated with platinum group and precious metals. The extension of this dike, and/or other parallel dikes or sills, may be geologically similar with respect to primary sulfide mineralogy and associated platinum group and precious metal mineralization.

REINDEER LAKE, SASKATCHEWAN, CANADA

        Location and Access. The Reindeer Lake platinum group metals property is located near Peter Lake in northern Saskatchewan, Canada, approximately 190 air miles north/northeast from La Ronge, Saskatchewan. The property is accessible only by plane or helicopter.

        Land Status. The Reindeer Lake property consists of 5 mining claim units covering approximately 27,000 hectares, or 66,000 acres, or about 100 square miles. We own 100% of the mining claim units.

        Exploration History. The Reindeer Lake claims are a portion of the Peter Lake intrusive complex. In 1982, exploration geologists discovered platinum and palladium-bearing sulfides in this area. During the mid-1980's, additional exploration revealed that the lower gabbroic sequence contained platinum-palladium-copper-nickel occurrences spread over approximately 81 miles of strike. Additional exploration work was completed this year by another company.

        Geology and Mineralization. The Peter Lake complex, with a length of 180 kilometers (approximately 112 miles) and a width of 30 kilometers (approximately 19 miles) is one of the largest layered complexes in the world. The Peter Lake complex represents reef type platinum group metals mineralization that has undergone some metamorphism and hydrothermal remobilization. Two types of mineralization are present in the Archaean aged Peter Lake layered complex. The lowermost sequence of the complex consists of primarily cumulate layering of anorthosite and pyroxenite with sulfides concentrated at the lithological boundaries. Metamorphism has altered pyroxenes to amphiboles and obliterated much of the layering. The thickness of this zone is approximately 2 kilometers. An upper sequence separated by a gneissic and granitic zone shows, in its basal part, textures that include marginal mixed magma textures, inclusion breccia zones and plagioclase-hornblende veinlets, as well as hosting ultramafic and mafic dykes. The upper sequence has a width of over 1.5 kilometers.

HARD ROCK JOHNSON, NEVADA

        Location and Access. The Hard Rock Johnson platinum group metals property is located on Bureau of Land Management land in Clark County, Nevada, approximately 25 miles southwest of the town of Mesquite. The property is accessible by a gravel road.

        Land Status. We located 13 unpatented mining claims in this area in 1999 and early 2000 and own a 100% interest in the claim block.

        Exploration History. The Hard Rock Johnson property is located along the northern flank of the Virgin Mountains within the Bunkerville (Copper King) Mining District. Two principal copper and precious metals mines, the Key West and Great Eastern, have been worked sporadically from the 1890s, when copper was discovered in the area. A third party currently controls the 140 acres of patented land and eight unpatented lode claims that encompass the Key West and Great Eastern mines, adjoining our mining claims. Our claims cover the onstrike extension of the mineralized zone to the northeast.

        Geology and Mineralization. The Hard Rock Johnson property is located within the historic Bunkerville Mining district, which produced platinum, palladium, gold, silver, copper, lead, nickel, tungsten and cobalt. The claims are situated within a northeast-trending belt of gneiss and schist that is crosscut by fault zone. Scattered throughout the gneiss are dikes and irregular coarse-grained bodies of rock, as well as layers of highly altered rock. Precious and base metal mineralization is hosted within dikes that occur throughout the project area.

        The zone of mineralization is over 2,000 feet wide and extends at least two miles in strike length along a north 70 degrees east structural zone that is parallel to the regional metamorphic foliation. The primary sulfides associated with platinum group metals are chalcopyrite, pyrite, pyrrhotite, and magnetite, which occur as disseminated grains and pods throughout the dikes. Platinum and nickel are most likely associated with the magnetic pyrite.

POLE CORRAL, CALIFORNIA

        Location and Access. The Pole Corral platinum group metals property is located on Bureau of Land Management land in Tehema County, California, approximately 18 miles southwest of Platina, California. The property is accessible by paved highways and unimproved dirt roads.

        Land Status. We located 72 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.

        Exploration History. Pole Corral is situated within the Rattlesnake Terrain of the Klamath Mountains geologic province. Within the Pole Corral project area, sporadic exploration and mining have occurred throughout the 1900's, as indicated by the prospect pits and small mines which we encountered. During our preliminary geochemical sampling program, we found encouraging platinum group metals mineralization, ranging from anomalies to ore-grade mineralization.

        Geology and Mineralization. The Pole Corral property is a platinum-rhodium-ruthenium-iridium occurrence hosted in mafic rocks of the Rattlesnake Terrain. In addition to podiform chromite, cumulate-textured disseminated chromite have been encountered. Zoned felsic intrusives comprise the margins of the mafic rocks and are also manifest as pegmatoids within the project area.

SHAMROCK, OREGON

        Location and Access. The Shamrock platinum group metals property is located on Bureau of Land Management land in Jackson County, Oregon, approximately 21 miles northwest of the city of Medford. The property is accessible by unimproved dirt roads.

        Land Status. We located five unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.

        Exploration History. During the first half of the 20th century, the Shamrock property area was explored for mercury and its copper and nickel potential.

        The U.S. Bureau of Mines conducted extensive exploration and development of the nickel-copper-cobalt mineralization in 1949 and 1950. This work included the construction of 4,000 feet of mine access roads, rehabilitating two adits, driving approximately an additional 400 feet of drifts and crosscuts, drilling eleven diamond core drill holes totaling approximately 3,400 feet, excavating five exploration bulldozer trenches, and conducting extensive auger-hole sampling and metallurgical testing.

        The U.S. Bureau of Mines encountered anomalous platinum group metals mineralization in drill hole composite samples and delineated two small, near surface base metal ore deposits. The Bureau reported a bulk metallurgical sample containing 0.030 ounce per ton platinum, 1.3% nickel, 1.1% copper, and 0.07% cobalt.

        The U.S. Bureau of Mines mapped the surface exposure of sulfide mineralization, which extends for at least 200 feet long and 200 feet deep, and ranges from about five to 38 feet wide. The Bureau also discovered a four foot wide zone of nickel sulfide mineralization at the base of a road cut 500 feet southwest from the main norite dike. This sulfide zone may represent a parallel, mineralized mafic dike that has not yet been evaluated.

        During the mid 1980s, Freeport Exploration investigated the Shamrock property for its platinum group metals potential. Freeport staked approximately 40 lode claims, conducted


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


geologic mapping, surface and underground sampling, and completed about nine miles of ground magnetic surveys. In June 1999, we staked our five lode claims on ground where Freeport had located its drill holes, and we conducted limited surface and underground geologic mapping and sampling. All of our underground samples returned anomalous to ore-grade precious and base metals.

        Geology and Mineralization. The Shamrock property is a platinum group metals, gold, copper, nickel, and cobalt occurrence associated with dikes that intrude rocks of the May Creek Formation. The May Creek Formation is composed of quartz-mica schist, iron-magnesium-rich schist/gneiss, and highly altered quartzite. Various intrusive rocks are also present on the property.

        Platinum group metals, gold, nickel, copper, and cobalt are probably hosted in magnetic pyrite and other sulfide minerals. These sulfides may comprise as much as 40% of the rock and occur as disseminations, blebs, and masses within the tabular, course-grained, highly altered dikes. Weak but pervasive sulfide mineralization is also disseminated throughout most of the adjacent May Creek Formation.

OTHER PROPERTIES

        We have recently sold, or are holding for sale the properties described below, which had been acquired for their potential for minerals other than platinum group minerals.

          o In July 2000, we sold 15 unpatented mining claims in Kootenai County, Idaho, comprising the Silver Strand property to another exploration company in exchange for the purchaser's commitment to spend a total of $200,000 on exploration of the property over the three year period ending in July 2003. We also retained a 1.5% net smelter return production royalty, decreasing to 0.5% once we have received payments totaling $50,000, on the production of minerals from the Silver Strand property. During the three year period, we may reacquire the property if the purchaser does not complete the required expenditures or chooses to terminate the purchase agreement.

          o In May 1999, we sold the Rae-Wallace Company, which owned four patented mining claims in Alaska, to another exploration company in exchange for a 2.5% net smelter return production royalty on the production of minerals from the property.

          o We are holding the Pyramid property, consisting of five unpatented mining claims in Churchill County, Nevada, for sale. From time to time, we conduct discussions regarding the sale of the property with parties who have expressed an interest or whom we believe may have an interest in the property.

OUR EXPLORATION PROCESS

        Our exploration program is designed to acquire, explore and evaluate exploration properties in an economically efficient manner. We have not at this time identified or delineated any platinum group metals reserves on any of our properties.

        Our current focus is primarily on the acquisition of additional exploration properties. As indicated above, we have formulated specific exploration plans for our Lake Owen property. Subject to our ability to raise the necessary funds, we intend to implement an exploration program that may cover some or all of our other properties at various times as we deem prudent.

        We expect our exploration work on a given property to proceed generally in three phases. Our first phase typically begins with research of the available geologic literature, as well as personal interviews with geologists, mining engineers and others familiar with the prospect sites. When the research is completed, we augment this initial work with geologic mapping, geophysical testing and geochemical testing of our claims. We examine any existing workings, such as trenches, prospect pits, shafts or tunnels. If we identify an apparent mineralized zone and are able to narrow it down to a specific area, we begin trenching the area. Trenches are generally approximately 150 feet in length and 10 to 20 feet wide. These dimensions allow for a thorough examination of the surface of the vein structure types that we would expect to encounter at our properties. They also allow for efficient reclamation, re-contouring and re-seeding of disturbed areas. Once excavation of a trench is completed, samples are taken and analyzed for economically potential minerals that are known to have occurred in the area in question. Careful interpretation of the data collected from the various tests assists us in determining whether a prospect has current economic potential and whether further exploration is warranted.

        The first phase can typically be completed on an individual property in several months at a cost of less than $300,000. We have completed research on and examination of each of our properties, and have commenced geophysical work and sampling on our Lake Owen property.

        Our second phase would involve an initial examination of the underground characteristics of mineralization that has been identified at any particular property during the first phase of the exploration program. This phase is intended to identify any mineral deposits of potential economic importance. The methods employed would include:

          o    more detailed geologic mapping;
          o    more advanced geochemical and geophysical surveys;
          o    more extensive trenching; and
          o    exploration drilling.

        The second phase can typically be completed on an individual property in six to nine months at a cost of less than $1 million. None of our properties has reached the second phase.

        Our third phase would be aimed at precisely defining depth, width, length, tonnage and value per ton of any deposit that has been identified. We would accomplish this through development drilling, metallurgical testing, and obtaining other pertinent technical information required to define an ore reserve and complete a feasibility study. Depending upon the nature of the particular deposit, the third phase on any one property could take 1 to 5 years and cost up to $20,000,000 or more.


        We intend to explore and develop our properties ourselves, although our plans could change depending on the terms and availability of financing and the terms or merits of any joint venture proposals.


                            ENVIRONMENTAL COMPLIANCE

        Our primary cost of complying with applicable environmental laws during exploration is likely to arise in connection with the reclamation of drill holes and access roads. Drill holes typically can be reclaimed for nominal costs. Access road reclamation may cost up to $50,000 to $100,000 if roadbuilding has been done. As we are currently in the exploration stage on all of our properties, reclamation costs have not yet been incurred.


                                    EMPLOYEES

        Currently, we have five employees, all of whom are full time.


                                  RISK FACTORS

        An investment in Trend Mining involves a high degree of risk. Investors and prospective investors should consider carefully the following risk factors, in addition to all of the other information in this registration statement.

NO PRODUCTION HISTORY - WE HAVE NOT MINED ANY PLATINUM GROUP OR OTHER METALS.

        While we were incorporated in 1968, our company has no history of producing platinum group or other metals. We have not developed or operated a mine since the 1980s, and we have no operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including:

          o    our ability to locate an economically feasible mineral property;
               and
          o our ability to successfully build and operate mines, processing plants and related infrastructure.

        We are subject to all the risks associated with establishing new mining operations and business enterprises. There can be no assurance that we will successfully establish mining operations or profitably produce platinum group or other metals at any of our properties.

HISTORY OF LOSSES - WE EXPECT LOSSES TO CONTINUE FOR AT LEAST THE NEXT THREE YEARS.


        As an exploration stage company that has only a limited production history, we have incurred losses since our inception. We expect to continue to incur additional losses for at least the next three years due to expenses associated with the research, exploration and development of our mineral properties. As of March 31, 2000, we had an accumulated deficit of $1.5 million. There can be no assurance that we will achieve or sustain profitability in the future.


WE ARE SUBJECT TO ALL OF THE RISKS INHERENT IN THE MINING INDUSTRY.

        As an exploration stage company, our work is highly speculative and capital intensive and involves unique and greater risks than are generally associated with other businesses. There can be no assurance that any of our properties contain a commercially viable ore body or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically and legally feasible. We are subject to all of the risks inherent in the mining industry, including, without limitation, the following (some of which we discuss in more detail below):

          o Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

          o Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

          o Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change;

          o A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and capacity of precious metals markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

          o Once mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change;

          o Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities; and

          o If we proceed to development of a mining operation, our mining activities would be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be the subject of exclusions or limitations on any coverage which we obtain or may not be insured due to economic considerations.


OUR ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY MATERIALLY AFFECT OUR FUTURE OPERATIONS.

        We, like other exploration companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed:

          o to protect the environment, including the quality of the air and water in the vicinity of exploration, development and mining operations;

          o to remediate the environmental impacts of those exploration, development and mining operations;

          o    to protect and preserve wetlands and endangered species; and

          o to mitigate negative impacts on certain archeological and cultural sites.

        We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state and local agencies. The duration and success of each permitting effort are contingent upon many variables not within our control. In the context of permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. Currently, three or four months are generally required to obtain the necessary permits. The failure to obtain certain permits, the adoption of more stringent permitting requirements or the imposition of extensive conditions upon certain permits could have a material adverse effect on our business, operations and prospects.

        Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, the Forest Service, the Bureau of Land Management, the Fish and Wildlife Service, the Army Corps of Engineers, the Mine Safety and Health Administration, and other federal agencies, and legislation such as the federal Clean Water Act, the Clean Air Act, the National Environmental Policy Act, the Endangered Species Act and the Comprehensive Environmental Response, Compensation and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. These federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved for development in the United States, the process is cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, developing or mining our properties. We expect that laws and regulations designed to minimize the impact of exploration, development and mining activities on the environment and human health and safety will likely have a similar effect on any activities we undertake in Canada.

        Compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. No assurance can be given that environmental standards imposed by either federal, state or local governments will not be changed or become more stringent, which could materially and adversely affect our proposed activities.

TITLE TO OUR MINERAL PROPERTIES MAY BE DEFECTIVE AND MAY BE CHALLENGED.

        Our interests in our properties located in the United States are in the form of unpatented mining claims. Unpatented mining claims are unique property interests, in that they are subject to the paramount title of the United States of America and rights of third parties to certain uses of the surface and to non-locatable minerals within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

          o The existence and sufficiency of a discovery of valuable minerals, required under the federal 1872 Mining Law to establish and maintain a valid unpatented mining claim;

          o Proper posting and marking of boundaries in accordance with the 1872 Mining Law and applicable state statutes;

          o Whether the minerals discovered were properly locatable as a lode claim or a placer claim;

          o Whether sufficient annual assessment work has been timely and properly performed; and

          o Possible conflicts with other claims not determinable from descriptions of record.

        The validity of an unpatented mining claim also depends on the claim having been located on unappropriated federal land open to appropriation by mineral location, compliance with the 1872 Mining Law and applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, and timely payment of annual claim maintenance fees (and the timely filing and recording of proof of such payment). In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. There can be no assurance that the unpatented mining claims we own or control are valid or that the title to those claims is free from defects. There also can be no assurance that the validity of our claims will not be contested by the federal government or challenged by third parties.

LEGISLATIVE AND ADMINISTRATIVE CHANGES TO THE MINING LAWS COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE EXPLORATION, DEVELOPMENT OR MINING ACTIVITIES.

        New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration, development and mining activities. For example, during the 1999 legislative session, legislation was considered in the United States Congress which proposed a number of modifications to the Mining Law of 1872, which governs the location and maintenance of unpatented mining claims and related activities on federal land. Among these modifications were proposals which would have imposed a royalty on production from unpatented mining claims, increased the cost of holding and maintaining such claims, and imposed more specific reclamation requirements and standards for operations on such claims. None of these proposed modifications was enacted into law. The same or similar proposals may be considered by Congress this year or in the future. In addition, the Bureau of Land Management is currently working to revise federal regulations which govern surface activities (including reclamation and financial assurance requirements) on unpatented mining claims. Those regulations are likely to be finalized during 2000, are likely to be more stringent than current regulations, and may result in a more detailed analysis of and more challenges to the validity of existing mining claims, impose more permitting requirements earlier in the exploration process, and be more costly to comply with than existing regulations.

USE OF THE SURFACE OF OUR UNPATENTED MINING CLAIMS IS SUBJECT TO REGULATION WHICH COULD MATERIALLY ADVERSELY AFFECT OUR ACTIVITIES.

        Any activities we conduct on the surface of our unpatented mining claims are subject to compliance with and may be constrained or limited by Bureau of Land Management or Forest Service surface management regulations (in addition to the environmental and other statutes and regulations discussed above). In addition, there are limits to the uses of the surface of unpatented mining claims, particularly for the types of facilities which would be ancillary to our mining operations, and both the Bureau of Land Management and the Forest Service have some degree of discretion in allowing the use of federal lands that might adjoin any of our unpatented mining claims for surface activities which we would need for exploration, development and mining operations. To the extent we progress towards the development of a mine at any of our properties, there can be no assurance that sufficient surface land will be available for the ancillary facilities necessary to develop the mine.

WE CANNOT INSURE AGAINST ALL OF THE RISKS ASSOCIATED WITH MINING.

        We currently are not insured against most commercial losses or liabilities which may arise from our exploration and other activities. Even if we obtain additional insurance in the future, we may not be insured against all losses and liabilities which may arise from our activities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or other reasons.

WE MAY NOT BE ABLE TO RAISE THE FUNDS NECESSARY TO EXPLORE AND DEVELOP OUR MINERAL PROPERTIES.

        We will need to raise additional funds in order to maintain our operations and to continue to conduct our planned exploration activities. Our continued operations therefore will depend upon our ability to raise additional funds through bank borrowings or equity or debt financings. There is no assurance that we will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to us. If we cannot obtain needed funds, we may be forced to curtail or cease our activities.

COMPETITION - WE COMPETE AGAINST LARGER, BETTER FINANCED AND MORE EXPERIENCED COMPANIES.

        The exploration industry is very competitive. Exploration companies compete to obtain and to evaluate exploration prospects for their drilling, exploration, development, and, ultimately, mining potential. We encounter competition from both larger, better financed companies and other similarly-situated junior mining companies in connection with the acquisition of properties with the potential of profitably producing platinum group metals. There can be no assurance that such competition, although customary in the industry, will not result in delays, increased costs, or other types of negative consequences affecting us, or that our planned exploration program will yield commercially mineable ore reserves.

WE DEPEND ON THE SERVICES OF KEY PERSONNEL.

        The success of our exploration program will depend, in part, on our ability to retain our existing employees, and on our ability to hire such additional employees, temporary employees and consultants as are necessary to complete each phase of our planned exploration program. No assurance can be given that we will be successful in our efforts in either of these areas.

VOLATILITY OF METALS PRICES - OUR PROFITABILITY AND VIABILITY WILL BE AFFECTED BY CHANGES IN THE PRICES OF METALS.

        To the extent we are able to identify ore reserves, our ability to develop those reserves and conduct profitable mining operations will be greatly influenced by the prices of the platinum group metals. These prices fluctuate widely and are affected by numerous factors beyond our control, including:

          o    expectations for inflation;

          o    the strength of the United States dollar;

          o    global and regional supply and demand; and

          o political and economic conditions and production costs in major platinum group metals producing regions of the world, particularly Russia and South Africa.

        The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of platinum group metals sometimes are subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of platinum group metals affect platinum group metal prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of platinum group metals is primarily new production from mining. If the prices of platinum group metals are, for a substantial period, below our foreseeable cost of production, we could determine that it is not economically feasible to continue the development of our projects.

POTENTIAL FUTURE SALES PURSUANT TO RULE 144 COULD DEPRESS OUR STOCK PRICE AND ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL EQUITY FINANCING.

        Of our outstanding shares of common stock as of July 10, 2000, approximately 80% are currently "restricted securities," as that term is defined in Rule 144 under the Securities Act. In general, under Rule 144 a person who has satisfied a one-year holding period may sell limited numbers of shares. Rule 144 also permits the sale of shares without any quantity limitation, by persons who are not our affiliates and who have beneficially owned the shares for a minimum period of two years. The possible sale of these restricted shares may have a depressive effect on the price of our securities and such sales, if substantial, might also adversely affect our ability to raise additional equity capital.

FUTURE ISSUANCES OF ADDITIONAL COMMON STOCK COULD DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.

        Approximately 3,789,099 shares of our common stock are unissued and are not reserved for issuance under outstanding options, warrants and contracts. Our board of directors has the power to issue such shares, subject, in some instances, to shareholder approval. Any additional issuance by us from our authorized but unissued shares would have the effect of diluting the interest of investors.

THE PUBLIC MARKET FOR OUR COMMON STOCK IS THINLY TRADED AND LACKS LIQUIDITY, WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

        At present, our common stock is traded under the symbol TRDM on the "pink sheets" maintained by the National Quotation Bureau. This market is thinly traded and lacks the liquidity of other public markets with which some investors may have more experience. There is no assurance that a more liquid trading market will develop or, if developed, that it will be sustained. A purchaser of shares may, therefore, be unable to resell any securities should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops.

THE UNITED STATES PENNY STOCK RULES MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

        Because shares of our common stock will not be quoted on a national securities exchange in the United States, the shares will be subject to rules adopted by the U.S. Securities and

Exchange Commission regulating broker-dealer practices in connection with transactions in "penny stocks." These rules require that prior to effecting any transaction in a penny stock, a broker or dealer must give the customer a risk disclosure document that describes various risks associated with an investment in penny stocks, as well as various costs and fees associated with such an investment. It is possible that some brokers may be unwilling to engage in transactions of shares of our common stock because of these added disclosure requirements, which would make it more difficult for a purchaser in this offering to sell his shares.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This registration statement contains forward-looking statements that involve substantial risks and uncertainties. Investors and prospective investors in our common stock can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. Statements that contain these words should be read carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation," as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors and prospective investors in our common stock should be aware that the occurrence of the events described in the "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation" sections and elsewhere in this registration statement could have a material adverse effect on our business, operating results and financial condition.


                                GLOSSARY OF TERMS

AMPHIBOLITE:  granular metamorphic rocks.

ANOMALY: a deviation from uniformity or regularity in geophysical or geochemical quantities.

ARCHEAN:  geologic age older than 2,500,000 years.

BLEBS:  a vesicle, blister or bubble.

BRECCIA: rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CHALCOPYRITE: the main copper ore, which is widely occurring and found mainly in veins.

CIRCULATION DRILL: a rotary drill or rotary percussion drill in which the drilling fluid and cuttings return to the surface through the drill pipe, minimizing contamination.

CRETACEOUS AGE: the geologic age period dating from approximately 68 million years to 142 million years.


CROSS CUTS: a horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other ore body.

DIAMOND DRILL: a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The hollow bit of the drill cuts a core of rock which is recovered in long cylindrical sections.

DISSEMINATED:  fine particles of mineral dispensed through the enclosing rock.

DEVELOPMENT: work carried out for the purpose of opening up a mineral deposit and making the actual extraction possible.

DIKES: a tabular igneous intrusion that cuts across the structures of surrounding rock.

DIP: the angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DRIFTS: a horizontal passage underground that follows along the length of a vein or mineralized rock formation.

EXPLORATION: work involved in searching for ore by geological mapping, geochemistry, geophysics, drilling and other methods.

GABBRO: Dark colored basic intrusive rocks. Intrusive equivalent of volcanic basalt.

GEOCHEMISTRY:  study of variation of chemical elements in rocks or soils.

GEOPHYSICS:  study of the earth by quantitative physical methods.

GNEISS: a layered or banded crystalline metamorphic rock the grains of which are aligned or elongated into a roughly parallel arrangement.

HYDROTHERMAL: pertaining to hot water, especially with respect to its action in dissolving, re-depositing, and otherwise producing mineral changes within the earth's crust.

INTRUSION/INTRUSIVE: a volume of igneous rock that was injected, while still molten, into the earth's crust or other rocks.

LITHOLOGY: The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

MAFIC: Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; used to describe some igneous rocks and their constituent minerals.


METAMORPHISM: The mineralogical and structural changes in solid rock that have been caused by heat and pressure at depth over time.

MINERALIZATION: the concentration of metals and their compounds in rocks, and the processes involved therein.

NORITE:  a course grained igneous rock formed at great depth.

ORE:  material that can be economically mined and processed.

ORE BODY: a continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.

OUTCROP: the part of a rock formation that appears at the earth's surface, often protruding above the surrounding ground.

PYRITE:  the most widespread sulfide mineral.

PYROXENITE:  any group of minerals.

QUARTZITE: a sedimentary rock consisting mostly of silica sand grains that have been welded together by heat and compaction.

RECLAMATION: the restoration of a site after exploration activity or mining is completed.

SCHIST: a foliated metamorphic rock the grains of which have a roughly parallel arrangement.

SEDIMENTARY ROCKS/SEDIMENTS: rocks resulting from the consolidation of loose sediments of older rock transported from its source and deposited.

SHEAR OR SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SILLS:  a near horizontal flat-bedded strata of intrusive rock.

SULFIDE:  a metallic mineral containing unoxidized sulphur.

STRIKE:  the course or bearing of a vein or a layer of rock.

ULTRAMAFIC:  said of an igneous rock composed chiefly of mafic materials.

UNPATENTED MINING CLAIM: a parcel of property located on federal lands pursuant to the U.S. General Mining Law of 1872 and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim.

VEIN: an epigenetic mineral filling the fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock, or a mineral deposit of this form or origin.

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION


        We have suffered losses in the first six months of fiscal year 2000 and in the year ended September 30, 1999 of $492,124 and $415,044, respectively, and had accumulated deficits as of March 31, 2000 and September 30, 1999 of $1,512,204 and $1,020,080, respectively. We have inadequate cash to fund our planned acquisition and exploration activities and other operations during the next 12 months. These factors raise substantial doubts about our ability to continue as a going concern without raising significant additional capital.


        Since March 31, 2000, the exercise by Electrum LLC of its options to acquire our common stock has generated approximately $645,000 in revenues to fund our planned activities. We also may sell our common stock to other potential investors. If Electrum and other potential investors do not purchase any additional shares of our common stock, we will be required to raise capital through other equity or debt financing in order to meet our cash requirements. For a discussion of our agreement with Electrum LLC, see "Certain Relationships and Related Transactions - Tigris Financial Group, Ltd." There is no assurance that we will be able to complete any equity or debt financing on acceptable terms. If we are unable to raise additional capital, we may have to suspend or cease operations.

        Our primary business objective over the next twelve months will be to focus on the evaluation and possible acquisition of additional properties which have platinum group minerals potential. We may acquire properties by locating unpatented mining claims on federal lands that are open for mining claim location, by leasing state lands, or through leases, joint ventures or purchases of lands that are controlled by other companies or individuals. We expect to spend from $300,000 to $500,000 on acquisitions during this period, if funds are available on acceptable terms for these activities.

        We will also focus on satisfying the work commitments that are required on the Lake Owen property under the Lake Owen option agreement. We plan to spend from $50,000 to $100,000 during the next twelve months on claim-staking activities, scientific analyses of existing geologic data, and general exploration activities on the Lake Owen property.

        In regard to our other properties, during the next twelve months we plan to continue, on a selected basis, both reconnaissance and detailed exploration work, which will include geological mapping, geochemical sampling, and/or geophysical surveys, if funds are available on acceptable terms for these activities.

        As of September 30, 1999, we had a net operating loss for federal income tax purposes of approximately $1,000,000. A significant portion of this net operating loss may expire without it being utilized, as we may be unable to begin profitable operations, which would involve moving from being a new exploration stage company to a development stage and finally an operating entity, before its expiration. The net operating loss may be further limited under Internal Revenue Service rules concerning limitations from ownership changes. Our management believes there is no current basis for the recognition of the value of the deferred tax assets derived from the net operating loss. At such time that our management believes that profitable operations are imminent, the value of any net operating loss then available will be used to determine the net deferred tax asset, if any, to be recognized.



                        ITEM 3. DESCRIPTION OF PROPERTIES

        Our interests in our exploration properties are described in Item 1.

        Our offices are located at 410 Sherman Avenue, Suite 209, Coeur d'Alene, Idaho 83814, and our telephone number is (208) 664-8095. We lease our office space on a month-to-month basis for monthly lease payments of $565. The lease can be terminated by either party on 30 days written notice.


                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT


        The following table sets forth as of September 30, 2000 the common stock ownership of the directors, executives officers and each person known by us to be the beneficial owner of five percent or more of our common stock. The percentage of ownership is based on 18,175,814 shares of our common stock outstanding as of September 30, 2000.

                                             NUMBER OF SHARES OF
                                                COMMON STOCK        PERCENT OF
NAME OF BENEFICIAL OWNER                      BENEFICIALLY OWNED      SHARES
------------------------                      ------------------    -----------

DIRECTORS AND EXECUTIVE OFFICERS:

J. Michael Sharratt                                    2,500                *

Fred Brackebusch                                     104,500                *

Jeffrey M. Christian/1/                              180,000                *


Kurt J. Hoffman                                      304,996            1.68%

Arthur E. Johnson                                    133,267                *

Blaze Julum                                          314,812            1.73%

Ishiung J. Wu                                              -                -

John Ryan                                            335,000            1.84%

All officers and directors as a                    1,375,075            7.57%
group (8 persons)

5 PERCENT STOCKHOLDERS:

Thomas S. Kaplan/2/                               14,787,349           57.64%
c/o William Natbony, Esq.
Rosenman & Colin LLP
575 Madison Avenue
New York, NY 10022-2585

Asher B. Edelman/3/                                2,300,000           12.32%
c/o Edelman Companies
717 Fifth Avenue
New York, NY  10022

General Minerals Corporation/4/                    1,532,927            8.34%
789 Sherman Street, Suite 600A
Denver, Colorado 80203
----------------------
* Amounts shown as less than 1 percent.

/(1)/ Mr. Christian has voting and dispositive control with respect to 180,000 shares owned by CPM Group of which he is the sole stockholder.

/(2)/ Mr. Kaplan has voting and dispositive control with respect to 1,000,000 shares owned by Tigris Financial Group Ltd. of which he is the sole stockholder. He also, pursuant to voting trust agreements expiring March 31, 2001, has voting and dispositive control with respect to 6,307,588 shares and warrants exercisable within 60 days to acquire 7,479,761 shares, all owned by Electrum LLC.


/(3)/ Mr. Edelman directly owns 900,000 shares and has voting and dispositive control with respect to an additional 900,000 shares and warrants exercisable within 60 days to acquire 500,000 shares, owned by several individuals, the Edelman Family Partnership and Asher B. Edelman and Associates LLC.

/(4)/ These shares include 200,000 shares issuable pursuant to a warrant exercisable within 60 days.

                ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth information concerning our directors and executive officers.

             NAME                   AGE                 POSITION
             ----                   ---                 --------

J. Michael Sharratt                 71     Chairman and Director

Fred W. Brackebusch                 55     Director

Jeffrey M. Christian                45     Director

Kurt J. Hoffman                     33     Chief Executive Officer, President
                                           and Director

Arthur E. Johnson                   53     Director

Blaze Julum                         38     Vice President and Director

Ishiung Wu                          55     Director

John Ryan                           38     Chief Financial Officer, Secretary
                                           and Treasurer

        Our Board of Directors has established a Compensation Committee consisting of Fred W. Brackebusch, Kurt J. Hoffman, and John Ryan.

        Set forth below is certain additional information with respect to the directors and executive officers.


        J. Michael Sharratt became a member of the Board and began serving as the Company's Chairman in August 2000. Prior to joining the Company, Mr. Sharratt served as Vice Chairman, from 1994 to 1997, and President, from 1992 to 1994, of Stillwater Mining Company. Mr. Sharratt previously served as Vice President and Senior Director of Mining and Minerals for Manville Corp and as a Director of the International Precious Metals Institute, the Canadian Institute of Mining and Metallurgy and of the Society of Mining Engineers. Mr.
Sharratt earned a B.A. in geology at McGill University.


        Fred W. Brackebusch has served as a Director since September 1991. Since May 1995, Mr. Brackebusch has been the owner and President of Mine Systems Design, Inc. a consulting company which specializes in mine backfill, the new technology paste backfill, and tailings disposal. Mr. Brackebusch earned a B.S. and M.S. in geological engineering from the University of Idaho.

        Jeffrey M. Christian was elected to the Board of Directors in August 2000. Since 1986, Mr. Christian has owned and has been Managing Director of CPM Group, an independent precious metals research and consulting firm which he founded in 1986. From 1980 until 1986, he was the head of the precious metals and commodities market statistics research groups of

Goldman, Sachs & Co. and J. Aron & Company. Mr. Christian is President and a Director of the International Precious Metals Institute. Mr. Christian received a B.A. in journalism at the University of Missouri and completed post-graduate work in economics at the University of Missouri, New York University and the University of Iowa.

        Kurt Hoffman has served as our Chief Executive Officer, President and a Director since June 1998. From March 1995 to June 1998, Mr. Hoffman was the owner and President of Kurt J. Hoffman Mining & Land Services, a private mining consulting firm that provided property sales, acquisitions and land management services for a number of U.S. based mining and timber companies. Mr. Hoffman has been a director of New Jersey Mining Company since 1996 and Atlas Mining Company since 1998. Mr. Hoffman received a B.A. in economics and political science from the College of Idaho in Caldwell, Idaho.

        Arthur E. Johnson has served as a Director since June 1998. Since May 1995, Mr. Johnson has been engaged in family-owned timber and ranching businesses.

        Blaze Julum has served as a Director since June 1998 and as our Vice President since July 1999. He served as our Director of Corporate Development from November 1998 to June 1999. Since 1995, Mr. Julum has owned and been President of Cascade Equipment, an international mining equipment brokerage which has from time to time been involved in equipment procurement and sales for mining companies in North America, South America, and Australia. Prior to his involvement in mining, Mr. Julum held various positions in the management of the Heath Tecna Aerospace Company, British Petroleum - Advanced Composite Division, and as an industrial engineer for the Boeing Airplane Company. Mr. Julum earned a B.A. in industrial organization from Western Washington University in Bellingham, Washington.

        Ishiung Wu became a Director in August 2000. He is the co-founder and since 1994 has been a Director and the Vice President of Acquisitions of General Minerals Corporation. Dr. Wu has over 30 years experience in mineral exploration management. Previously, he was manager of exploration for Chevron Resources Company in North and South America. Prior to his service at Chevron, Dr. Wu gained extensive field experience and made several mineral discoveries, through various positions with Exxon Minerals, Kennecott Exploration, Cerro de Pasco and Compania de Minas Buenaventura. Dr. Wu holds an M.A. and Ph.D. in economic geology from Harvard University and is a fellow of the Society of Economic Geologists.

        John Ryan has served since March 2000 as our Chief Financial Officer, Treasurer and Secretary. Since November 1999, Mr. Ryan has served as Secretary of Elite Logistics, Inc., a company in the telematics (wireless tracking) business. Since May 1998, Mr. Ryan has been the Secretary and a Director of Bitterroot Mining Company, which is engaged in the business of mineral exploration. Mr. Ryan expects to devote approximately 10% of his time to the business of Trend Mining. From April 1999 to November 1999, Mr. Ryan was the President and Chief Executive Officer of Elite Logistics, Inc. From May 1996 to November 1999, Mr. Ryan was Secretary and a Director of Metalline Mining Company, a Nevada corporation engaged in the mining business. From January 1998 to February 1999, Mr. Ryan was President and a Director of Grand Central Silver Mines, Inc., a Utah mining corporation. Mr. Ryan has been Vice President of Corporate Development for Royal Silver Mines, Inc., a Utah corporation engaged in the business of mining, since October 1996, and a Director since April 1997. From May 1995 to May 1996, Mr. Ryan was a financial consultant for Pennaluna & Company, a registered broker/dealer located in Coeur d'Alene, Idaho. Mr. Ryan received a B.S. in mining engineering from the University of Idaho, and earned a J.D. from the Boston College Law School.

KEY EMPLOYEES

        Thomas E. Callicrate, 44, has served as Vice President of Exploration since August 1999. Mr. Callicrate is a professional geologist who is a certified, licensed, registered geologist with the American Institute of Professional Geologist (AIPG) in the states of Wyoming and Wisconsin. Since January 1999, Mr. Callicrate has been the President and a Director of Nevada Natural Stone Supply, Inc., an industrial rock company. Since September 1998, he has been the Vice President and a Director of Terradyne Resources, Inc., an inactive minerals exploration company. Since 1988, Mr. Callicrate has been President and a Director of Mountain Gold Exploration, Inc., a minerals exploration consulting company. Further, since 1988 Mr. Callicrate has conducted exploration as a consulting geologist for various exploration companies. Mr. Callicrate earned a B.S. in Geology from Southern Oregon University.

        David G. Mooney, 40, has served as Chief Geologist since March 2000. Mr. Mooney is an economic geologist with extensive experience of platinum group element deposits. During 1999, Mr. Mooney was an associate geologist with Micon International Ltd., an international geological and mining consulting COMPANY, and provided consulting services to Stillwater Mining Company, a platinum mining company. From July 1993 to November 1998, Mr. Mooney was Chief Geologist with Lonmin Plc. responsible for its platinum group mining and exploration activities in Bushveld, South Africa. Mr. Mooney is a member of the Geological Association of Canada, as well as the Geological Society of South Africa. Mr. Mooney earned a B.A. and M.A. in natural science (geology), from the Trinity College, Dublin, Ireland, and an M.S. in exploration geology from Rhodes University, South Africa.


                         ITEM 6. EXECUTIVE COMPENSATION

        The following table sets forth the compensation paid by Trend Mining from October 1, 1998 through September 30, 1999 for the President and Chief Executive Officer. No other officer received more than $36,000 in compensation from Trend Mining.

                           SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION
                                         -------------------
   NAME AND PRINCIPAL POSITION           YEAR            SALARY
   ---------------------------           ----            ------

Kurt J. Hoffman                          1999            $37,287
President and Chief Executive
Officer


        Mr. Hoffman received $13,287 of his salary in cash and $24,000 in shares of our common stock, comprised of 257,572 shares at approximately $0.093 per share.


        We have entered into an agreement with Mr. Ryan under which, commencing March 1, 2000, he receives 3,000 shares of our common stock per month as compensation for his services as Chief Financial Officer, Treasurer and Secretary. Our agreement with Mr. Ryan may be terminated by either party on 30 days notice.

        We are currently negotiating employment agreements with Mr. Hoffman and Mr. Julum.


COMPENSATION OF DIRECTORS

        For fiscal year 1999, we granted to each of our directors 15,000 shares of our common stock as compensation. On April 11, 2000, we granted to each departing director options to purchase 1,000 shares of common stock for each completed year of service. These options are exercisable from April 15, 2000 to April 15, 2003. The following table sets forth information regarding these option grants:


                                     YEARS OF         OPTIONS        EXERCISE
             NAME                     SERVICE         GRANTED          PRICE
--------------------------------    ------------    ------------     ----------

Lovon Fausett                            17            17,000          $0.50
Don Springer                             17            17,000          $0.50
Geraldine Schimpf                        17            17,000          $0.50
Robert Gee                                8             8,000          $0.50
Bill Jacobson                             5             5,000          $0.50
Grant Brackebusch                         3             3,000          $0.50

        We are currently considering director compensation arrangements for fiscal year 2000.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GENERAL MINERALS CORPORATION

        Effective July 27, 1999, we entered into the Lake Owen option agreement with General Minerals Corporation, which owns beneficially approximately 9 percent of our common stock. The primary terms and conditions of that option agreement are described in Item 1 of Part I under the heading "Exploration Properties - Lake Owen, Wyoming." The Lake Owen option agreement was amended in June 2000. Pursuant to that amendment, General Minerals agreed to give up certain antidilution protections and the right to participate in future stock offerings. In return, we issued to General Minerals in June 2000 an additional 200,000 shares of our common stock, and warrants to purchase an additional 200,000 shares of our common stock at any time during a two-year period ending in June 2002 at $0.70 per share. In addition, in connection with the amendment of the Lake Owen option agreement, General Minerals exercised its rights under the original option agreement to purchase 416,961 shares of our common stock for an aggregate purchase price of $23,351.

TIGRIS FINANCIAL GROUP LTD.

        On December 29, 1999, we entered into a stock purchase agreement with Tigris Financial Group Ltd., under which Tigris purchased 1,000,000 common shares of our common stock for $100,000, and was granted rights to acquire additional common stock and warrants. Tigris is solely owned by Thomas S. Kaplan, who beneficially owns approximately 62 percent of our common stock. Tigris has assigned certain of its rights under the stock purchase agreement to its affiliate, Electrum LLC. The stock purchase agreement was amended in June 2000. Pursuant to that amendment, Electrum agreed to give up certain anti-dilution protections in exchange for the right to acquire additional shares of our common stock and certain preemptive rights.


        Pursuant to the stock purchase agreement, Electrum acquired 3,500,000 shares of our common stock for an aggregate purchase price of $450,000 in March 2000, 1,597,588 shares for an aggregate purchase price of $100,000 in June 2000, and an additional 4,740,174 shares for an aggregate purchase price of $545,020 in August and September 2000. Also pursuant to the stock purchase agreement and in exchange for a cash payment of $10,000, we issued in June 2000 a warrant to Electrum to purchase an additional 7,979,761 shares of our common stock for an aggregate purchase price of $3,191,900, exercisable in whole or in part through September 30, 2003. Electrum sold 3,530,174 shares of our common stock in connection with its acquisition of those shares and 500,000 warrants. Tigris and Electrum own approximately 40.4% of our outstanding common stock and, upon exercise of their warrants and assuming we have issued no other shares, would own approximately 57.8% of our then outstanding common stock.


        Electrum has certain preemptive rights as described in the stock purchase agreement. Electrum has the right to acquire additional shares to maintain a 60.4% ownership interest in the total number shares of our common stock outstanding on June 27, 2000, plus any shares we issue pursuant to options or warrants outstanding on that date and reduced by any shares we issue after June 27, 2000 other than pursuant to those options and warrants. There were options and warrants to acquire 13,007,761 shares outstanding on June 27, 2000. Thus, assuming that no shares are issued except pursuant to those options or warrants, Electrum would own a greater than 60.4% ownership interest and thus would not be able to exercise its preemptive rights.

        In addition, under the stock purchase agreement, Tigris and Electrum have the right to proportional representation on our board of directors, and we agreed to retain the CPM Group as financial advisors. We also agreed that at the request of Tigris, we would use reasonable efforts to divest ourselves of our silver exploration properties. Tigris and Electrum have demand registration rights.

        CPM Group performs various services for us, including public and shareholder relations, research and market intelligence on platinum group metal markets and financial advisory functions in connection with possible mergers and acquisitions. CPM Group has also assisted us in the private placement of our common stock. CPM Group has not performed services for and is not affiliated with Tigris or Electrum.


                        ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK


        Our authorized capital consists of 30,000,000 shares of no par value common stock. As of September 30, 2000, 18,175,814 shares of our common stock are issued and outstanding. All outstanding shares have equal voting rights and are validly issued, fully paid and non-assessable. Stockholders may employ cumulative voting in the election of directors.


        Upon liquidation, dissolution, or winding up, our assets, after the payment of liabilities, would be distributed pro rata to the holders of our common stock. Except as described under the heading "Certain Relationships and Related Transactions - Tigris Financial Group Ltd.," our shareholders do not have preemptive rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares.

WARRANTS


        The only warrants outstanding as of September 30, 2000 are described under the headings "Certain Relationships And Related Transactions - General Minerals Corporation" and "- Tigris Financial Group Ltd."


REGISTRATION RIGHTS

        If we receive a request from Tigris that we register under the Securities Act of 1933, as amended (the "Securities Act") all or any portion of the shares of our common stock held by Tigris or Electrum, we are required to use our best efforts to cause those shares to be registered under the Securities Act and applicable state securities laws at our expense.

DIVIDENDS

        Our shareholders are entitled to share equally in dividends when, as and if declared by the board of directors, out of funds legally available therefore. No dividend has been paid on our common stock since inception, and none is contemplated in the foreseeable future.

TRANSFER AGENT

        The transfer agent for our common stock is Columbia Stock Transfer, 421 Coeur d'Alene Avenue, Coeur d'Alene, Idaho 83814.

                                     PART II

                   ITEM 1. MARKET PRICE FOR COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

        Until May 2000, our shares were traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (NASD) under the trading symbol "TRDM." Our shares are now traded on the "pink sheets" maintained by the National Quotation Bureau. Our shares began trading in 1968. Summary trading by quarter for the 1999 and 1998 fiscal years and the first three quarters of 2000 are as follows:

FISCAL QUARTER                           HIGH BID [1]              LOW BID [1]
--------------                           ------------              -----------

2000
     Third Quarter                           $1.06                    $0.50
     Second Quarter                          $1.06                    $0.28
     First Quarter                           $0.44                    $0.26

1999
     Fourth Quarter                          $0.44                    $0.08
     Third Quarter                           $1.06                    $0.41
     Second Quarter                          $0.45                    $0.19
     First Quarter                           $0.50                    $0.19

1998
     Fourth Quarter                          $0.63                    $0.25
     Third Quarter                           $1.00                    $0.63
     Second Quarter                          $1.88                    $0.63
     First Quarter                           $1.88                    $1.25


        [1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.


As of September 30, 2000, we had approximately 960 holders of record of our common stock.


        We have not paid any dividends since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future. There are no restrictions which preclude the payment of dividends.


                            ITEM 2. LEGAL PROCEEDINGS

        We are not a party to any pending or threatened litigation and to our knowledge, no action, suit or proceeding has been threatened against any of our officers or directors.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Our previous accountant, LeMaster and Daniels, PLLC resigned, effective September 1999. LeMaster and Daniels did not prepare financial statements or an audit opinion for the fiscal year ended September 30, 1998. There were no disagreements with LeMaster and Daniels on accounting and financial disclosures.

        Williams & Webster, P.S., our current accountants, were appointed in February 2000. There have been no disagreements on accounting and financial disclosures through the date of this registration statement.


                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        We had 13,203,140 shares of common stock issued and outstanding as of July 10, 2000. Of these shares, 2,736,754 shares are freely tradeable and 10,466,386 shares can only be resold in compliance with Rule 144 adopted under the Securities Act.

        Effective February 16, 1999, we completed a 1 for 10 reverse stock split of our common stock. Unless otherwise stated, all share amounts set forth in this registration statement are presented on a post-split basis.

        In general, under Rule 144, a person who has beneficially owned shares privately acquired directly or indirectly from us or from one of our affiliates, for at least one year, or who is an affiliate, is entitled to sell, within any three-month period, a number of shares that do not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume in our shares during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

        Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

Unless otherwise stated, issuances were made pursuant to Section 4(2) of the Securities Act.

COMMON STOCK

        1. In September 1997, we issued 45,514 shares to a consultant in lieu of payment for consulting services valued at $22,757.

        2. On July 23, 1998, we issued 12,000 shares to the lessor under a mining lease pursuant to Section 4(2) of the Securities Act, as consideration for termination of the lease, valued at $75,000.

        3. On July 23, 1998, we issued 150,000 shares to eight investors in exchange for a exploration property valued at $75,000.

        4. On July 23, 1998, we issued 80,000 shares to two investors in lieu of repayment of a $40,000 loan.

        5. On August 15, 1998, we issued 7,500 shares to an investor for an aggregate purchase price of $1,500.

        6. From September 1998 to January 1999, we issued 48,429 shares in the aggregate to three of our officers pursuant to Rule 701 under the Securities Act in lieu of cash payments for services, with an aggregate value of $21,000.

        7. From September 1998 to January 1999, we issued 16,500 shares in the aggregate to our 11 directors pursuant to Rule 701 under the Securities Act as compensation for their service on the Board of Directors, with an aggregate value of $5,775.

        8. On October 12, 1998, we issued 9,210 shares to one of our directors in satisfaction of outstanding indebtedness in the amount of $340, and in exchange for common stock of two public companies valued at $427 and $1,075, respectively, for a total aggregate consideration of $1,842.

        9. On October 30, 1998, we issued 600,000 shares to an investor in exchange for equipment valued at $180,000.

        10. On April 21, 1999, we issued 6,000 shares pursuant to Rule 701 under the Securities Act to a consultant in lieu of payment for services valued at $1,500.

        11. From May to December 1999, we issued 447,016 shares at prices ranging from $0.06 to $0.25 per share to certain of our officers pursuant to Rule 701 under the Securities Act in lieu of cash payments for their services, with an aggregate value of $43,200.

        12. On May 14, 1999, we issued 32,000 shares to a consultant in lieu of payment for consulting services with an aggregate value of $8,000.

        13. From May to December 1999, we issued 441,706 shares to a consultant in lieu of payment for consulting services with an aggregate value of $36,259.

        14. From May to November 1999, we issued 205,364 shares pursuant to Rule 701 under the Securities Act to a consultant in lieu of payments for consulting services valued at $16,122.

        15. On July 27, 1999, we issued 715,996 shares to an investor as partial consideration for an option to purchase an exploration property.

        16. On August 10, 1999, we issued 5,000 shares of stock to an investor for an aggregate purchase price of $1,000.

        17. In August and November 1999, we issued a total of 43,750 shares pursuant to Rule 701 under the Securities Act to a consultant in lieu of payment for consulting services valued at $5,125.

        18. In August and December 1999, we issued 8,000 shares to a consultant in lieu of payment for consulting services valued at $2,000.

        19. On August 18,1999, we issued 33,333 shares to an investor for an aggregate purchase price of $5,000.

        20. On August 27, 1999, we issued 1,000 shares to an investor in exchange for equipment storage services valued at $250.

        21. From October 1999 to May 2000, we issued 99,475 shares to a consultant in lieu of payment for consulting services valued at $12,435.

        22. On October 19, 1999, we issued 450,000 shares to investors at prices ranging from $0.05 to $0.10 per share, for an aggregate purchase price of $32,500.

        23. On October 19,1999, we issued 96,000 shares to an investor as a commission on the sale of mining equipment and in lieu of payment for consulting services, with an aggregate value of $5,050.

        24. On November 24, 1999, we issued 25,000 shares to two investors for an aggregate purchase price of $5,000.

        25. On November 24, 1999, we issued 57,145 shares to a consultant in lieu of payment for consulting services valued at $5,715.

        26. On December 6, 1999, we issued 100,000 shares to an accredited investor for an aggregate purchase price of $5,000.

        27. On December 29, 1999, we issued 1,000,000 shares to an accredited investor for an aggregate purchase price of $100,000.

        28. In January 2000, we issued 30,953 shares to investors at prices ranging from $0.15 to $0.35 per share for an aggregate purchase price of $7,500.

        29. On January 18, 2000, we issued 65,285 shares to two investors as repayment of indebtedness in the aggregate amount of $16,321.

        30. On February 2, 2000, we issued 200,000 shares to four investors in exchange for common stock of another mining company for an aggregate purchase price of $26,000.

        31. On February 25, 2000, we issued 16,667 shares to a consultant in lieu of payment for consulting services valued at $5,000.

        32. On March 1, 2000, we issued 10,000 shares to a consultant pursuant to Rule 701 under the Securities Act in lieu of payment for consulting services valued at $1,500.

        33. In March 2000, we issued 3,500,000 shares to an accredited investor for an aggregate purchase price of $450,000.

        34. On March 13, 2000, we issued 4,327 shares to a consultant pursuant to Rule 701 under the Securities Act in lieu of payment for consulting services valued at $1,125.

        35. On March 24, 2000, we issued 50,000 shares of our common stock to three investors in connection with the acquisition of an option to acquire certain mineral properties, with an aggregate value of $50,000.

        36. On March 31, 2000, we issued 140,000 shares to two consultants in lieu of payment for consulting services valued at $29,300.

        37. In May and June 2000, we issued an additional 746,899 shares to an existing investor at prices ranging from $0.06 to $0.125 per share as additional payments for mineral properties and in connection with the exercise of preemptive rights, for an aggregate consideration of $163,926.

        38. On June 26, 2000, we issued an additional 1,597,588 shares to an existing accredited investor for an aggregate purchase price of $100,000.

        39. On June 26, 2000, we issued 150,000 shares to ten of our directors pursuant to Rule 701 under the Securities Act as compensation for their 1999 board service, with an aggregate value of $52,500.

        40. On June 26, 2000, we issued 1,200 shares to an employee pursuant to Rule 701 under the Securities Act in lieu of salary payments with an aggregate value of $420.

OPTIONS

        1. On July 20, 1998 we granted options to a potential investor as follows:

       SHARES           EXERCISE PRICE               EXERCISE PERIOD
       ------           --------------               ---------------
       100,000               $0.10            July 20, 1998 to July 19, 1999
        25,000               $0.20            July 20, 1998 to July 19, 1999
        50,000               $0.50            September 1, 1998 to July 19, 2001
        25,000               $1.00            September 1, 1998 to July 19, 2001

They also agreed to purchase 10,000 shares for $1,000 upon execution of the agreement. None of the options were exercised and the shares were not purchased. The agreement to purchase and the unexercised options were terminated on September 24, 1998.

On September 24, 1998, we granted options to the same potential investor as follows:

          SHARES                EXERCISE PRICE           TERMINATION DATE
          ------                --------------           ----------------
          80,000                     $0.20                 July 19, 1999
          25,000                     $0.30                 July 19, 2000
          50,000                     $0.50                 July 19, 2001
          25,000                     $1.00                 July 19, 2002

They also agreed to purchase 20,000 shares for $2,000 upon execution of the agreement. None of the options were exercised and none of the shares were purchased. The agreement to purchase and the unexercised options were terminated on July 7, 2000, and we issued options to the same potential investor as follows:

          SHARES                EXERCISE PRICE           TERMINATION DATE
          ------                --------------           ----------------
          25,000                     $0.30                 August 31, 2000
          15,000                     $0.50                   July 19, 2001
          12,500                     $1.00                   July 19, 2002

These options have not yet been exercised.

        2. On July 22, 1999, we issued an option until January 22, 2000 to two existing investors to acquire an additional 33,333 shares at an exercise price of $0.35 per share. This option has expired.

        3. On August 13, 1999, we granted options to an existing investor as follows:

          SHARES                EXERCISE PRICE           TERMINATION DATE
          ------                --------------           ----------------
          50,000                     $0.15                August 13, 2000
          50,000                     $0.30                August 13, 2000

These options have not yet been exercised.

        4. On December 29, 1999, we granted to an existing accredited investor the option until March 28, 2000 to purchase up to an additional 3,500,000 shares for an exercise price of $0.14 per share, or $490,000 in the aggregate. This option was exercised in March 2000.

        Upon exercise of the option described in paragraph 1, the investor received an option until September 25, 2000 to purchase up to an additional 4,608,000 shares for an exercise price of $0.14 per share, or $645,120 in the aggregate. On June 27, 2000, this option was terminated, and replaced with an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $545,120 in the aggregate, and, upon exercise in full of this option, an option until September 25, 2000 to acquire up to an additional 4,740,174 shares at an exercise price of $0.115 per share. The option to acquire 1,597,588 shares has been exercised in full.

        On December 29, 1999, we granted an option to the same investor to purchase, for $10,000, warrants to buy an additional 6,250,000 shares. On June 27, 2000, this option was terminated and replaced with an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares. The replacement option to purchase the warrant was exercised in June 2000. The terms of the warrant are described below in paragraph 1 under the heading "Warrants."

        5. On April 11, 2000, we granted options to purchase 67,000 shares in the aggregate at an exercise price of $0.50 per share to six of our directors pursuant to Rule 701 under the Securities Act. These options are exercisable from April 15, 2000 until April 15, 2003. None of these options has yet been exercised.

WARRANTS

        1. On June 9, 2000, we sold a warrant to purchase 7,979,761 shares at an exercise price of $0.40 per share to an existing accredited investor in exchange for a $10,000 cash payment. This warrant expires on September 20, 2003 and has not yet been exercised.

        2. On June 12, 2000, we sold a warrant to purchase 200,000 shares at an exercise price of $0.70 per share to an existing investor in exchange for the relinquishment of certain anti-dilution rights. This warrant expires on June 12, 2000 and has not yet been exercised.

        We offered and sold the above securities in reliance upon exemptions from registration pursuant to either (i) Section 4(2) of the Securities Act as transactions not involving any public offering; (ii) Regulation D promulgated under the Securities Act as limited offers and sales of services, or (iii) Rule 701 promulgated under the Securities Act. All purchasers of the above securities acquired the shares for investment purposes only and all stock certificates reflect the appropriate legends. No underwriters were involved in connection with the sales of securities referred to in this Item 4.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The laws of the State of Montana (ss.35-1-451 to 459) under certain circumstances provide for indemnification of a corporation's directors, officers, employees and agents against liabilities that they may incur in such capacities.

        In general, any director, officer, employee or agent of a corporation made a party to a proceeding because he or she serves in that capacity with the corporation may be indemnified against expenses, fines, settlements or judgments arising in connection with the proceeding, if that person's actions were in good faith, were reasonably believed to be in the corporation's best interest, and were reasonably believed not to be unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by either a majority vote of a quorum of the corporation's directors not at the time party to the proceeding, or a specially designated committee if no quorum can be obtained, or by special legal counsel, or by a vote of the shareholders, excluding those shares owned by or voted under control of directors who are at the time party to the proceedings, that the applicable standard of conduct was met by the person to be indemnified.

        Our articles of incorporation and bylaws contain no indemnification provisions.

                                   PART F/S

                             FINANCIAL STATEMENTS

                                                                   Page

            Index to Financial Statements.........................  F-1


                                   PART III

         ITEMS 1 and 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit
Number                              Exhibits
------                              --------


3.1 Articles of Incorporation dated September 7, 1968; Certificate of Amendment of Articles of Incorporation dated September 23, 1970; Articles of Amendment of the Articles of Incorporation dated January 25, 1980; Articles of Amendment to the Articles of Incorporation dated
        July 23, 1984; Articles of Amendment 1984 to the Articles of Incorporation dated October 31, 1984; Articles of Amendment to the Articles of Incorporation filed August 13, 1998; and Articles of Amendment to the Articles of Incorporation dated March 3, 1999./*/

3.2     Bylaws adopted effective October 1, 1968./*/

10.1 Stock Purchase Agreement dated as of December 29, 1999, between Tigris Financial Group Ltd. and Trend Mining Company; Amendment to Stock Purchase Agreement dated as of June 27, 2000 between Electrum LLC and Trend Mining Company; and Warrant Agreement dated June 9, 2000 between Trend Mining Company and Tigris Financial Group Ltd./*/

10.2 Lake Owen Option Agreement between General Minerals Corporation and Trend Mining Company; Amendment to Lake Owen Option Agreement dated June, 2000 between General Minerals Corporation and Trend Mining Company; and Warrant Agreement dated June 12, 2000 between Trend Mining Company and General Minerals Corporation./*/

10.3 Letter Agreement between John Ryan and Trend Mining Company dated July 12, 2000./*/

23.1    Consent of Certified Public Accountants, dated July 24, 2000./*/

23.2    Consent of Certified Public Accountants, dated July 24, 2000./*/

23.3    Consent of CPM Group, dated September 25, 2000./*/

--------------------

* Previously filed.

                                  SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TREND MINING COMPANY




Dated:  October 2, 2000             By:   /s/ Kurt J. Hoffman
                                       ----------------------------------------
                                    Kurt J. Hoffman, President and Chief
                                    Executive Officer

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)

                          INDEX TO FINANCIAL STATEMENTS




Financial Statements for the Years Ended September 30, 1999 and 1998

      Independent Auditor's Report........................................F-2

      Balance Sheets at September 30, 1999 and 1998.......................F-3

      Statements of Operations and Comprehensive Income (Loss)
         for the Years Ended September 30, 1999 and 1998..................F-4

      Statement of Stockholders' Equity for the Years Ended
         September 30, 1999 and 1998......................................F-5

      Statements of Cash Flows for the Years Ended
         September 30, 1999 and 1998......................................F-9

      Notes to the Financial Statements..................................F-11

Interim Financial Statements

      Accountant's Review Report.........................................F-20

      Balance Sheets at March 31, 2000 and 1999 (Unaudited)..............F-21

      Statements of Operations and Comprehensive Income (Loss) for
         the Six Months Ended March 31, 2000 and 1999 (Unaudited)........F-22

      Statement of Stockholders' Equity for the Period from
         September 30, 1998 to March 31, 2000 (Unaudited)................F-23

      Statements of Cash Flows for the Six Months Ended
         March 31, 2000 and 1999 (Unaudited).............................F-27

      Notes to Interim Financial Statements (Unaudited)..................F-29

The Board of Directors
Trend Mining Company
Coeur d'Alene, Idaho


                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying balance sheets of Trend Mining Company (formerly Silver Trend Mining Company) as of September 30, 1999 and 1998, and the related statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Mining Company as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
January 24, 2000

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                                 BALANCE SHEETS

                                                   September 30
                                            ----------------------------
                                                 1999          1998
                                            -------------- -------------
ASSETS

CURRENT ASSETS
     Cash                                   $       8,998  $      2,926
     Accounts receivable                            1,000             -
     Equipment held for resale                      4,000             -
                                                        -             -
                                            -------------- -------------
        TOTAL CURRENT ASSETS                       13,998         2,926
                                            -------------- -------------

MINERAL PROPERTIES                                338,246       269,086
                                            -------------- -------------

PROPERTY AND EQUIPMENT                                997             -
                                            -------------- -------------

OTHER ASSETS
     Investments                                   96,750       184,491
                                            -------------- -------------

TOTAL ASSETS                                $     449,991  $    456,503
                                            ============== =============

LIABILITIES AND
     STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                       $      14,264  $      5,693
     Accrued expenses                              11,786        12,750
     Notes payable                                 32,000             -
                                            -------------- -------------
        TOTAL CURRENT LIABILITIES                  58,050        18,443
                                            -------------- -------------

COMMITMENTS AND CONTINGENCIES                           -             -
                                            -------------- -------------

STOCKHOLDERS' EQUITY
     Common stock, no par value,
       30,000,000 shares authorized,
       5,405,188 and 2,249,353 shares
       issued and outstanding,
        Respectively                            1,374,120       926,016
     Accumulated deficit                       (1,020,080)     (605,036)
     Accumulated other comprehensive income        37,901       117,080
                                            -------------- -------------

        TOTAL STOCKHOLDERS' EQUITY                391,941       438,060
                                            -------------- -------------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                   $     449,991  $    456,503
                                            ============== =============



   The accompanying notes are an integral part of these financial statements.
                                      F-3

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
            STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                                                  Years Ended September 30
                                                -----------------------------
                                                     1999            1998
                                                --------------  -------------

REVENUES                                        $           -   $          -
                                                --------------  -------------

GENERAL AND ADMINISTRATIVE EXPENSES
     Mineral property expense                         100,122         42,503
     General & administrative                          39,742         15,630
     Officers & directors compensation                 78,675         12,750
     Legal & professional                              10,325          8,933
     Depreciation                                         288              -
                                                --------------  -------------
        Total Expenses                                229,152         79,816
                                                --------------  -------------

OPERATING LOSS                                       (229,152)       (79,816)
                                                --------------  -------------

OTHER INCOME (EXPENSES)
     Dividends & interest income                          319          1,870
     Loss on disposition and impairment of          (191,674)        (1,552)
       assets
     Gain (loss) on investment sales                    1,177        (1,386)
     Interest expense                                   (504)              -
     Income taxes                                         130              -
     Miscellaneous income                               4,660            400
                                                --------------  -------------
        Total Other Income (Expense)                (185,892)          (668)
                                                --------------  -------------

NET INCOME (LOSS)                                   (415,044)       (80,484)

OTHER COMPREHENSIVE INCOME (LOSS)
     Change in market value of investments           (79,179)        117,080
                                                --------------  -------------

COMPREHENSIVE INCOME (LOSS)                     $   (494,223)   $     36,596
                                                ==============  =============

BASIC AND DILUTED NET LOSS
     PER COMMON SHARE                           $    (0.0346)   $   (0.0039)
                                                ==============  =============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                     11,990,814     20,465,469
                                                ==============  =============


   The accompanying notes are an integral part of these financial statements.
                                      F-4

                                             TREND MINING COMPANY
                                    (formerly Silver Trend Mining Company)
                                       STATEMENT OF STOCKHOLDERS' EQUITY

                                 Common Stock                                    Accumulated
                           -------------------------  Additional                     Other
                              Number                    Paid-in    Accumulated   Comprehensive
                            of Shares       Amount      Capital      Deficit        Income         Total
                           ------------  -----------  ------------ ------------  -------------   ----------
Balance
     October 1, 1997         1,999,853   $  999,927   $  (196,411) $  (493,032)  $          -  $   310,484

Write-off of
reorganization costs                 -            -             -      (31,520)             -      (31,520)

Change to no par value               -     (196,411)      196,411            -              -            -

Issuance of shares for
     mineral property at
     $0.50 per share           150,000       75,000             -            -              -       75,000

Issuance of shares for
     lease termination
     at $0.50 per share         12,000        6,000             -            -              -        6,000

Issuance of shares for
     debt at $0.50 per
     share                      80,000       40,000             -            -              -       40,000

Issuance of shares for
     cash at $0.50 per share     7,500        1,500             -            -              -        1,500

Net income                           -            -             -      (80,484)             -      (80,484)
                           ------------  -----------  ------------ ------------  ------------- ------------

Balance,
     Carried forward         2,249,353   $  926,016   $         -  $  (605,036)   $         -  $   320,980
                           ------------  -----------  ------------ ------------  ------------- ------------


                  The accompanying notes are an integral part of these financial statements.

                                                      F-5

                                             TREND MINING COMPANY
                                    (formerly Silver Trend Mining Company)
                                       STATEMENT OF STOCKHOLDERS' EQUITY

                                  Common Stock                                       Accumulated
                           ---------------------------  Additional                      Other
                              Number                      Paid-in     Accumulated   Comprehensive
                            of Shares        Amount      Capital        Deficit        Income         Total
                           ------------- ------------- ------------- -------------- -------------- -----------
Balance
     Brought forward          2,249,353  $    926,016   $         -  $   (605,036)  $           -  $  320,980

Change in market value of
     investments                      -             -             -             -         117,080     117,080
                           ------------- ------------- ------------- -------------- -------------- -----------

Balance,
     September 30, 1998       2,249,353       926,016             -      (605,036)        117,080     438,060

Issuance of shares to
     officers, and
     directors for
     services at prices
     varying from $0.25
     per share to $0.45
     per share                   64,929        25,125             -             -               -      25,125

Issuance of shares for
     debt and investment
     at $0.20 per share           9,210         1,842             -             -              -       1,842

Issuance of shares for
     cash at $0.20
     per share                    5,000         1,000             -             -              -       1,000
                           ------------- ------------- ------------- -------------- -------------- -----------

Balance,
     Carried forward          2,328,492  $    953,983   $         -  $   (605,036)  $     117,080  $  466,027
                           ------------- ------------- ------------- -------------- -------------- -----------


                  The accompanying notes are an integral part of these financial statements.

                                                     F-6

                                             TREND MINING COMPANY
                                    (formerly Silver Trend Mining Company)
                                       STATEMENT OF STOCKHOLDERS' EQUITY

                                  Common Stock                                        Accumulated
                           ---------------------------  Additional                       Other
                              Number                      Paid-in     Accumulated   Comprehensive
                             of Shares      Amount        Capital       Deficit         Income          Total
                           ------------- -------------  ------------ -------------- --------------- -------------
Balance
     Brought forward          2,328,492  $    953,983   $         -  $   (605,036)   $     117,080  $    466,027

Issuance of shares for
     equipment at $0.30
     Per share                  600,000       180,000             -             -                -       180,000

Issuance of shares to
     officers, directors,
     consultants and
     employees for
     services at prices
     varying from $0.05
     per share to $0.25
     per share                1,155,600       104,534             -             -                -       104,534

Issuance of shares for
     property acquisition
     at $0.12 per share         715,996        89,631             -             -                -        89,631

Issuance of shares for
     cash at prices varying
     from $0.05 to $0.20
     per share                  605,000        46,000             -             -                -        46,000
                           ------------- -------------  ------------ -------------- --------------- -------------

Balance,
     Carried forward          5,405,088  $  1,374,148   $         -  $   (605,036)   $     117,080  $    886,192
                           ------------- -------------  ------------ -------------- --------------- -------------


                  The accompanying notes are an integral part of these financial statements.

                                                     F-7

                                             TREND MINING COMPANY
                                    (formerly Silver Trend Mining Company)
                                       STATEMENT OF STOCKHOLDERS' EQUITY

                                  Common Stock                                        Accumulated
                           ---------------------------  Additional                       Other
                              Number                      Paid-in     Accumulated   Comprehensive
                             of Shares      Amount        Capital       Deficit         Income          Total
                           ------------- -------------  ------------ -------------- --------------- -------------
Balance
     Brought forward        5,405,088    $ 1,374,148    $        -   $  (605,036)   $   117,080     $   886,192

Issuance of shares for
     equipment storage
     at $0.25 per share         1,000            250             -             -              -             250

Retirement of shares at
     $0.31 per share             (900)          (278)            -             -                           (278)

Net loss                            -              -                    (415,044)                      (415,044)

Change in market value of
     investments                    -              -            -              -        (79,179)        (79,179)
                           -----------   ------------  ----------- --------------  -------------    ------------

Balance,
     September 30, 1999     5,405,188    $ 1,374,120   $        -  $  (1,020,080)  $     37,901     $   391,941
                           ===========   ============  =========== ==============  =============    ============


                  The accompanying notes are an integral part of these financial statements.

                                                     F-8

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                            STATEMENTS OF CASH FLOWS


                                                 Years Ended September 30,
                                                -----------------------------
                                                     1999           1998
                                                -------------- --------------
Cash flows from operating activities
     Net income (loss)                          $    (415,044)  $    (80,484)
     Adjustments to reconcile net income
        (loss) to net cash used by
        operating activities:
            Depreciation                                  288              -
            Loss on disposition and impairment        191,674          1,552
               of assets
            Common stock issued for services          129,659              -
            Common stock issued for storage               250              -
     Changes in assets and liabilities:
        Inventory write off                                 -          3,805
        Accounts receivable                            (1,000)             -
        Equipment available for resale                 (4,000)             -
        Accounts payable                                8,571          5,693
        Accrued expenses                                 (964)        12,690
                                                -------------- --------------
     Net cash used in operating activities            (90,566)       (56,744)
                                                -------------- --------------

Cash flows from investing activities:
        Proceeds from sale of equipment                39,326              -
        Proceeds from sale of mineral                  20,000              -
            property
        Purchase of furniture & equipment              (1,285)             -
        Purchase of mineral properties                (18,408)             -
        Cost of investments sold                        8,284          8,875
                                                -------------- --------------
     Net cash provided by investing
        activities                                     47,917          8,875
                                                -------------- --------------

Cash flows from financing activities:
        Proceeds from short term borrowings             2,000         40,000
        Sale of common stock                           47,000          1,500
        Retirement of common stock                       (279)             -
        Common stock issued for lease                       -          6,000
             termination                        -------------- --------------
     Net cash provided by financing                    48,721         47,500
        activities
                                                -------------- --------------

NET INCREASE (DECREASE) IN CASH                         6,072           (369)

CASH, BEGINNING OF YEAR                                 2,926          3,295
                                                -------------- --------------

CASH, END OF YEAR                               $       8,998  $       2,926
                                                ============== ==============


   The accompanying notes are an integral part of these financial statements.
                                       F-9

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                            STATEMENTS OF CASH FLOWS


                                              Years Ended September 30,
                                             -----------------------------
                                                  1999           1998
                                             -------------   -------------

SUPPLEMENTAL INFORMATION:
     Interest paid                           $        504    $          -
     Taxes paid                              $          -    $          -

Non-cash financing activities:
     Common stock issued for
       acquisition of mineral property       $     89,631    $     75,000
     Common stock issued for                 $    180,000    $          -
       acquisition of resale equipment
     Common stock issued for services        $    129,659    $          -
     Common stock issued for storage         $        250    $          -
     Common stock issued for investment      $      1,000    $          -
     Common stock issued for debt            $        842    $     40,000
     Common stock issued for lease
       termination                           $          -    $      6,000


   The accompanying notes are an integral part of these financial statements.
                                      F-10

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Trend Mining Company (formerly Silver Trend Mining Company) was incorporated on September 20, 1968 under the laws of the State of Montana for the purpose of acquisition, exploration and development of mining properties. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's involvement in metals other than silver. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho.

The Company is actively seeking additional capital and management believes that its stock can be sold to enable the Company to continue its operations. However, there are inherent uncertainties in mining operations and management cannot provide assurances that it will be successful in its endeavors.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Silver Trend Mining Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting.

LOSS PER SHARE

Loss per share is computed by dividing the net loss by the weighted average number of shares during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Outstanding options were not included in the computation of loss per share because the exercise price of the outstanding options is substantially higher than the market price of the stock, thereby causing the options to be antidulutive.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MINERAL PROPERTIES

Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

IMPAIRED ASSET POLICY

The Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at September 30, 1999.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROVISION FOR TAXES

At September 30, 1999, the Company has net operating losses of approximately $1,020,000, which may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, as the Company believes there is a significant chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

REVERSE STOCK SPLIT

The Company authorized a 1 for 10 reverse stock split of its no par value common stock. (Note 4.) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

CHANGE IN ACCOUNTING POLICIES

During the year ended September 30, 1998, the Company changed its method of accounting for reorganization costs to conform to the requirements of Statement on Position 98-5, which required such costs to be expensed as incurred. The change was recorded as a prior period adjustment and decreased retained earnings by $31,520 and $0.002 per weighted average number of common shares outstanding.


NOTE 3 - MINERAL PROPERTIES

NEVADA PROPERTY

In 1979 the Company acquired the Pyramid Mine consisting of five unpatented lode mining claims near Fallon, Nevada. The claims are within the Walker Indian Reservation and located on the site of an old bombing range. As of the date of these financial statements, no clean up has commenced on these claims nor is the Company aware of any pending requirements for clean up of hazardous materials.

During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion thereof. Subsequent to the date of these financial statements, transactions were finalized for nine claims known as the Hardrock Johnson Property located in Clark County, Nevada.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 3 - MINERAL PROPERTIES (Continued)

IDAHO PROPERTY

During the 1960's, the Company acquired the Silver Strand Mine located in Kootenai County, Idaho. The area is an inactive mine site and was formerly used by a government agency to conduct research on workers' safety. This agreement did not inhibit the Company's ability to explore the site or lease the site to other third parties.

ALASKA PROPERTY

During the year ended September 30, 1998, the Company purchased, through the issuance of 1,500,000 shares of its common stock, four patented mining claims known as the Rae Wallace mine located just north of Anchorage, Alaska. The property was recorded at the fair market value of the shares paid on the date of issuance at $0.05 per share for a total purchase price of $75,000. (Note 4.) In the year ended September 30, 1999, the Company sold the property for $20,000 resulting in a loss of $55,000. The Company retained a 2.5% net smelter return in the property.

WYOMING PROPERTY

During the year ended September 30, 1999, the Company entered into an agreement with General Minerals Corporation to acquire the Lake Owen Project located in Albany County, Wyoming in exchange for 715,996 shares of common stock, $40,000 cash and exploration expenditures during a three year option period. (Notes 4 and 12.)

The Company also staked and claimed six claims known as the Albany Claim during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.

OREGON PROPERTY

During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake five claims located in Jackson County, Oregon known as the Shamrock property. Subsequent to the date of these financial statements, all transactions have been completed and the Company has received title to these claims.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 4 - COMMON STOCK

During the year ended September 30, 1998, the Company issued 150,000 shares of its common stock in exchange for mineral properties (Note 3) and sold 7,500 shares of common stock for $1,500. The Company also issued 80,000 shares of common stock in payment of $40,000 debt and issued 12,000 shares of common stock for a lease termination valued at $6,000.

On February 16, 1999, the Board of Directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the years ended September 30, 1998 and 1999 have been restated to reflect the reverse stock split.

During the fiscal year ended September 30, 1999, the Company issued 1,219,529 shares of its common stock for services. The shares were valued at their fair market value at the date of issuance, which ranged from $0.25 to $2.50 per share. The Company also issued 600,000 shares of its common stock for equipment valued at $180,000. Other common stock issuances included 9,210 shares of common stock for payment of $340 debt, 4,500 shares of Atlas Mining Co. common stock valued at $427 and 6,050 shares of Merger Mines Corporation common stock valued at $1,075 and 5,000 shares common stock for $1,000 cash.

Also during the fiscal year ended September 30, 1999, the Company issued 715,996 shares of its common stock for mineral properties. (Note 3.) The shares were valued at their fair market value at the date of issuance, which was $89,631. The Company also sold 605,000 shares of its common stock for $46,000 and issued 1,000 shares for equipment storage valued at $250.

Subsequent to the date of these financial statements, the Company has entered into an agreement with General Minerals Corporation (GMC) wherein GMC will receive shares of common stock equivalent to 25% of the outstanding shares at the effective date of the agreement. See Note 12.


NOTE 5 - COMMON STOCK OPTIONS

The Company has a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. As of September 30, 1999, no options associated with this Plan had been issued. During 1999 and 1998, the Company issued options associated with equity and financing agreements. Following is a summary of the status of options during the years ended September 30, 1999 and 1998:

                              TREND MINING COMPANY
                     (Formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


                                                                     Weighted
                                                                     Average
                                               Number                Exercise
                                              of Shares               Price
                                          -----------------       -------------
Outstanding at October 1, 1997                       -              $      -
Granted                                        200,000                   .30
                                             ----------             ---------
Outstanding at September 30, 1998              200,000              $    .30
                                             ==========             =========

Options exercisable at September 30, 1998      200,000              $    .30
                                             ==========             =========

Outstanding at October 1, 1998                 200,000              $    .30
Granted                                        150,000                   .27
Exercised                                     ( 10,000)                  .20
Forfeited                                            -                     -
Expired                                       (100,000)                  .10
                                             ----------             ---------

Outstanding at September 30, 1999              240,000              $    .38
                                             ==========             =========

Options exercisable at September 30, 1999      240,000              $    .38
                                             ==========             =========


                                               Number                  Price
         Exercise Date                        of Shares              Per Share
------------------------------            -----------------       -------------
On or before January 22, 2000                   50,000              $    .35
On or before July 19, 2000                      25,000                   .20
On or before August 13, 2000                   100,000                   .23
On or before July 19, 2001                      50,000                   .50
On or before July 19, 2002                      25,000                  1.00


NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has accrued director and officer fees in the amounts of $9,746 and $12,750 at September 30, 1999 and 1998, respectively. These amounts are included in accrued expenses in the accompanying financial statements.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes and amounted to $288 and $-0- for the fiscal years ended September 30, 1999 and 1998, respectively.


NOTE 8 - INVESTMENTS

The Company's securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:

                                                        September 30,
                                                  -------------------------
                  INVESTMENT                           1999        1998
         ----------------------------             -----------    ----------
         New Jersey Mining Company                 $  94,000     $  172,000
         Royal Silver Mines, Inc.                      2,750              -
         Global Income Fund Class A                        -          8,150
         U.S. Government Securities Series
             Class A                                       -          4,341
                                                   ----------    -----------
                                                   $  96,750     $  184,491
                                                   ==========    ===========

NOTE 9 - GOING CONCERN

As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $415,044 for the year ended September 30, 1999 and has an accumulated deficit of $1,020,080. These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company's management has strong beliefs that significant and imminent private placements will generate sufficient cash for the Company to operate for the next few years.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 10 - SUBSEQUENT EVENTS

COMMON STOCK

The Company entered into an agreement with Tigris Financial Group (Tigris) on December 29, 1999 whereby Tigris can ultimately purchase 60% of the Company's outstanding shares based on the number of shares outstanding on that date. Pursuant to this agreement, Tigris has paid the Company $100,000 for the purchase of 1,000,000 shares with additional options as follows:

                                     Number           Price          Total
     Effective Date                 of Shares      per Share         Price
--------------------------------   -------------  -------------  --------------
90 days after December 29, 1999      3,500,000        $0.14         $490,000
180 days after exercise of above
  option                             4,608,000        $0.14         $645,120

Tigris was also granted warrants to acquire up to an additional 6,250,000 common shares at an aggregate purchase price equal to $0.40 per share. The warrants may be exercised in whole or in part at any time from the date of issue through September 30, 2003.

MINERAL PROPERTIES

Subsequent to the date of these financial statements, the Company acquired the Hardrock Johnson property in Clark County, Nevada and the Shamrock Mine in Jackson County, Oregon. Both properties were acquired by quit claim deed from Mountain Gold Exploration. See Note 3.


NOTE 11 - YEAR 2000 ISSUES

The Company has modified its business technologies to be ready for the year 2000. Critical data processing systems have been reviewed and the Company does not expect a significant effect on internal operations. However, like other companies, Trend Mining Company could be adversely affected if the computer systems its suppliers or customers use do not properly process and calculate date-related information and data for the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide absolute assurances that the Year 2000 issue will not have an impact on the Company's operations. The costs related to Year 2000 compliance are expensed as incurred.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 1999 and 1998


NOTE 12 - COMMITMENTS AND CONTINGENCIES

LAKE OWEN OPTION AGREEMENT

In October 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company can earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year.

In consideration for the aforementioned option, the Company has agreed to pay GMC $40,000 in cash and to issue to GMC 715,996 shares of its common stock or the equivalent of 25% of the outstanding Trend shares at the effective date (July 27, 1999) of the agreement. Additionally, GMC has the option to participate in any future stock offerings by the Company at no less than a proportionate basis to maintain their 25% interest.

NOTE 13 - IMPAIRMENT OF ASSETS

During the year ended September 30, 1999, the Company initiated a plan to dispose of equipment held for resale. In connection with the plan of disposal, the Company determined that the carry value of such assets exceeded their fair values. Accordingly, a loss of $14,000, which is included as part of loss on disposition and impairment of assets, and represents the excess of the carrying value of $18,000, over the fair value of $4,000, has been charged to operations in the year ended September 30, 1999.

The Board of Directors
Trend Mining Company
(formerly Silver Trend Mining Company)
Coeur d'Alene, Idaho

                           ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Trend Mining Company (formerly Silver Trend Mining Company) as of March 31, 2000, and the related statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the six months and three months ended March 31, 2000 and March 31, 1999. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The balance sheet for the year ended September 30, 1999 was audited by us and we expressed an unqualified opinion on it in our report dated January 24, 2000. We have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans for the resolution of this matter are also discussed in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
May 11, 2000

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                                 BALANCE SHEETS

                                               March 31,      September 30,
                                                  2000             1999
                                              (Unaudited)
                                              ------------   --------------
ASSETS

CURRENT ASSETS
    Cash                                      $   262,785     $    8,998
    Accounts receivable                                 -          1,000
    Related party receivable                        3,056              -
    Equipment held for resale                       4,000          4,000
                                              ------------   ------------
       TOTAL CURRENT ASSETS                       269,841         13,998
                                              ------------   ------------
MINERAL PROPERTIES                                436,375        338,246
                                              ------------   ------------
PROPERTY AND EQUIPMENT                             24,602            997
                                              ------------   ------------
OTHER ASSETS
    Deposit                                         1,000              -
    Investments                                   101,750         96,750
                                              ------------   ------------
       TOTAL OTHER ASSETS                         102,750         96,750
                                              ------------   ------------
TOTAL ASSETS                                  $   833,568    $   449,991
                                              ============   ============

LIABILITIES AND
    STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                          $    77,373    $    14,264
    Accrued expenses                                9,981          2,040
    Related party payables                         62,500          9,746
    Short-term notes payable                       22,000         32,000
    Notes payable - current portion                 2,966              -
                                              ------------   ------------
       TOTAL CURRENT LIABILITIES                  174,820         58,050
                                              ------------   ------------

LONG-TERM DEBT
    Notes payable - net of current portion         11,749              -
                                              ------------   ------------

COMMITMENTS AND CONTINGENCIES                           -              -
                                              ------------   ------------

STOCKHOLDERS' EQUITY
    Common stock, no par value, 30,000,000
       shares authorized, 10,697,478 and
       5,405,188 shares issued and
       outstanding, respectively                2,115,616      1,374,120
    Accumulated deficit                        (1,512,204)    (1,020,080)
    Accumulated other comprehensive income         43,587         37,901
                                              ------------   ------------
       TOTAL STOCKHOLDERS' EQUITY                 646,999        391,941
                                              ------------   ------------

TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                      $   833,568        449,991
                                              ============   ============


                See accountant's review and accompanying notes.
                                      F-21

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                    STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)


                                           Three Months Ended        Six Months Ended
                                                March 31,                March 31,
                                         ------------------------ ------------------------
                                            2000         1999         2000         1999
                                         (Unaudited) (Unaudited)  (Unaudited)  (Unaudited)
                                         ----------- ------------ ------------ -----------
REVENUES                                 $           $            $            $
                                                  -            -            -           -
                                         ----------- ------------ ------------ -----------

GENERAL AND ADMINISTRATIVE EXPENSES
    Mineral property expense                114,961       38,176      174,994      38,666
    Officers & directors compensation        85,500       23,975      118,500      32,975
    Legal & professional                     70,922        5,368       77,238       5,971
    Other administrative expense            110,315       10,548      126,191      14,094
    Depreciation                                775           75          875         144
                                          ---------- ------------ ------------ -----------
       Total Expenses                       382,473       78,142      497,798      91,850
                                          ---------- ------------ ------------ -----------
OPERATING LOSS
                                           (382,473)     (78,142)    (497,798)    (91,850)
                                         ----------- ------------ ------------ -----------
OTHER INCOME
    Dividends & interest income                 129          152          154         270
    Gain on investment sales                      -       17,981        5,420      19,177
    Loss on disposition and impairment
       of assets                                  -     (154,674)           -    (154,674)
    Miscellaneous income                          -            -          100       2,000
                                          ---------- ------------ ------------ -----------
       Total Other Income                       129     (136,541)       5,674    (133,227)
                                          ---------- ------------ ------------ -----------

LOSS BEFORE INCOME TAXES                   (382,344)    (214,683)    (492,124)   (225,077)

PROVISION FOR INCOME TAXES                        -            -            -           -
                                          ---------- ------------ ------------ -----------

NET LOSS                                   (382,344)    (214,683)    (492,124)   (225,077)

OTHER COMPREHENSIVE INCOME (LOSS)
    Change in market value of
      investments                            21,750     (15,875)        5,686    (31,000)
                                          ---------- ------------ ------------ -----------

COMPREHENSIVE LOSS                       $(360,594)  $ (230,558)  $ (486,438)  $ (256,077)
                                         =========== ============ ============ ===========

BASIC AND DILUTED NET LOSS
    PER COMMON SHARE                     $   (0.06)  $    (0.07)  $    (0.08)  $   (0.10)
                                         =========== ============ ============ ===========

WEIGHTED AVERAGE NUMBER OF
    BASIC AND DILUTED
    COMMON SHARES OUTSTANDING             6,585,467    2,915,264    6,037,903    2,299,719
                                         =========== ============ ============ ===========



                 See accountant's review and accompanying notes.
                                      F-22

                                          TREND MINING COMPANY
                                 (formerly Silver Trend Mining Company)
                                    STATEMENT OF STOCKHOLDERS' EQUITY

                                  Common Stock                       Accumulated
                            -------------------------                   Other
                               Number                  Accumulated   Comprehensive
                             of Shares      Amount       Deficit       Income        Total
                            ------------  -----------  ------------  ------------- ----------
Balance
     September 30, 1998       2,249,354   $  926,016   $  (605,036)  $   117,080   $ 438,060

Issuance of shares for
property
     Acquisition at
     $0.12 per Share            715,996       89,631             -             -      89,631

Issuance of shares for
     debt and investment
     at $0.20 per share           9,210        1,842             -             -       1,842

Issuance of shares for
     cash at prices varying
     from $0.05 to $0.20
     per share                  610,000       47,000             -             -      47,000

Issuance of shares for
     equipment at $0.30
     per share                  600,000      180,000             -             -     180,000

Issuance of shares to
     officers, directors,
     consultants and
     employees for services
     at prices varying from
     $0.05 per share to
     $0.45 per share          1,220,528      129,659             -             -     129,659
                            ------------  -----------  ------------  ------------  ----------
Balance
     Carried forward          5,405,088   $1,374,148   $  (605,036)  $   117,080   $ 886,192
                            ------------  -----------  ------------  ------------  ----------


                       See accountant's review and accompanying notes.

                                            F-23

                                          TREND MINING COMPANY
                                 (formerly Silver Trend Mining Company)
                                    STATEMENT OF STOCKHOLDERS' EQUITY

                                  Common Stock                       Accumulated
                            -------------------------                   Other
                               Number                  Accumulated   Comprehensive
                             of Shares      Amount       Deficit       Income        Total
                            ------------  -----------  ------------  ------------- ----------
Balance
     Brought forward          5,405,088   $1,374,148   $  (605,036)  $   117,080   $ 886,192

Issuance of shares for
     equipment storage at
     $0.25 per share              1,000          250             -             -         250

Retirement of shares at
     $0.31 per share               (900)        (278)            -             -        (278)

Net loss for the year ended
     September 30, 1999               -            -      (415,044)                 (415,044)

Change in market value of
     investments
                                      -            -            -        (79,179)    (79,179)
                             ----------- ------------  ------------  ------------- ----------

Balance,
     September 30, 1999
                              5,405,188     ,374,120    (1,020,080)       37,901     391,941

Issuance of shares to
     officers, and
     consultants for
     services at
     prices varying
     from $0.06 to
     $0.26 per share            421,188       46,675             -             -      46,675
                             ----------- ------------  ------------  ------------- ----------
Balance
     Carried forward          5,826,376  $ 1,420,795   $(1,020,080)  $    37,901   $ 438,616
                             ----------- ------------  ------------  ------------- ----------


                      See accountant's review and accompanying notes.

                                            F-24

                                          TREND MINING COMPANY
                                 (formerly Silver Trend Mining Company)
                                    STATEMENT OF STOCKHOLDERS' EQUITY

                                  Common Stock                       Accumulated
                            -------------------------                   Other
                               Number                  Accumulated   Comprehensive
                             of Shares      Amount       Deficit       Income        Total
                            ------------  -----------  ------------  ------------- ----------
Balance
     Brought Forward          5,826,376   $1,420,795   $(1,020,080)  $    37,901  $   438,616

Issuance of shares for
     property acquisition
     at $1.00 per share          50,000       50,000             -             -      50,000

Issuance of shares for
     investment at
     $0.13 per share            200,000       26,000             -             -      26,000

Issuance of shares for
     cash at prices
     varying from $0.10
     to $0.20 per share       4,555,953      602,500             -             -     602,500

Issuance of shares for
     incentive fee at
     $0.25 per share             65,285       16,321             -             -      16,321

Share adjustment                   (136)           -             -             -           -
                            ------------  -----------  ------------  ------------ -----------

Balance
     Carried forward         10,697,478   $2,115,616   $(1,020,080)  $    37,901  $1,133,437
                            ------------  -----------  ------------  ------------ -----------


                      See accountant's review and accompanying notes.

                                            F-25

                                          TREND MINING COMPANY
                                 (formerly Silver Trend Mining Company)
                                    STATEMENT OF STOCKHOLDERS' EQUITY

                                  Common Stock                       Accumulated
                            -------------------------                   Other
                               Number                  Accumulated   Comprehensive
                             of Shares      Amount       Deficit       Income        Total
                            ------------  -----------  ------------  ------------- ----------
Balance
     Brought forward         10,697,478   $2,115,616   $(1,020,080)  $    37,901   1,133,437

Net loss for the period
     ended March 31, 2000             -            -      (492,124)            -    (492,124)

Change in market value of
     Investments                      -            -             -         5,686       5,686
                            ------------  -----------  ------------  ------------  ----------

Balance, March 31, 2000
     (Unaudited)             10,697,478   $2,115,616   $(1,512,204)  $    43,587     646,999
                            ============  ===========  ============  ============  ==========


                      See accountant's review and accompanying notes.

                                            F-26

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                            STATEMENTS OF CASH FLOWS

                                                      Six Months Ended
                                                         March 31,
                                                ----------------------------
                                                     2000           1999
                                                 (Unaudited)    (Unaudited)
                                                -------------  -------------
Cash flows from operating activities:
     Net income (loss)                          $   (492,124)  $   (225,077)
     Adjustments to reconcile net income
        (loss) to net cash used by
        operating activities:
            Depreciation                                 875            144
            Common stock issued for services          46,675         28,868
            Common stock issued for
              incentive fees                          16,321              -
            Loss on disposal and impairment
              of assets                                    -        154,674
     Changes in assets and liabilities:
        Accounts receivable                            1,000              -
        Related party receivable                      (3,056)             -
        Equipment available for resale                     -          4,000
        Accounts payable                              63,109         (1,247)
        Deposit                                       (1,000)             -
        Accrued expenses                               7,941         (1,500)
        Related party payables                        52,754              -
                                                -------------  -------------
     Net cash used in operating activities
                                                    (307,505)       (40,138)
                                                -------------  -------------
Cash flows from investing activities:
        Purchase of furniture & equipment            (24,480)          (748)
        Proceeds from sale of equipment                    -         32,300
        Purchase of mineral properties               (48,130)             -
        Proceeds from sale of investments             36,687          8,875
        Purchase of investments                      (10,000)          (262)
                                                -------------  -------------
     Net cash provided by (used in)
        investing activities                         (45,923)        40,165
                                                -------------  -------------
Cash flows from financing activities:
        Proceeds from notes payable                   14,830              -
        Payments of short term borrowings            (10,115)             -
        Sale of common stock                         602,500          1,000
                                                -------------  -------------
     Net cash provided by financing activities      607,215          1,000
                                                -------------  -------------

NET INCREASE IN CASH                                 253,787          1,027

CASH, BEGINNING OF PERIOD                              8,998          2,926
                                                -------------  -------------
CASH, END OF PERIOD                             $    262,785   $      3,953
                                                =============  =============


                See accountant's review and accompanying notes.
                                      F-27

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                      STATEMENTS OF CASH FLOWS (Continued)

                                                      Six Months Ended
                                                         March 31,
                                                ----------------------------
                                                     2000           1999
                                                 (Unaudited)    (Unaudited)
                                                -------------  -------------
SUPPLEMENTAL INFORMATION:
     Interest paid in cash                       $        65    $         -
     Taxes paid in cash                          $         -    $         -

Non-cash financing activities:
     Common stock issued for services            $    46,675    $    28,868
     Common stock issued for investment          $    26,000    $         -
     Common stock issued for debt                $       -      $     1,842
     Common stock issued for property
        acquisition                              $    50,000    $         -
     Common stock issued for incentive fees      $    16,321    $         -
     Common stock issued for acquisition
        of resale equipment                      $         -    $   180,000


                See accountant's review and accompanying notes.
                                      F-28

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Trend Mining Company (formerly Silver Trend Mining Company) was incorporated on September 20, 1968 under the laws of the State of Montana for the purpose of acquisition, exploration and development of mining properties. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's involvement in metals other than silver. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho. The Company has elected a September 30 fiscal year-end.

The Company is actively seeking additional capital and management believes that its stock can be sold to enable the Company to continue its operations. However, there are inherent uncertainties in mining operations and management cannot provide assurances that it will be successful in its endeavors.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Trend Mining Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ACCOUNTING METHOD
The Company's financial statements are prepared using the accrual method of accounting.

LOSS PER SHARE
Loss per share is computed by dividing the net loss by the weighted average number of shares during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Outstanding options were not included in the computation of diluted loss per share because the exercise price of the outstanding options is substantially higher than the market price of the stock, thereby causing the options to be antidulutive.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

MINERAL PROPERTIES
Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

IMPAIRED ASSET POLICY
The Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts. The Company does not believe any adjustments are needed to the carrying value of its assets at March 31, 2000.

PROVISION FOR TAXES
At March 31, 2000, the Company has net operating losses of approximately $1,512,000, which may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, as the Company believes there is a significant chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

REVERSE STOCK SPLIT
The Company authorized a 1 for 10 reverse stock split of its no par value common stock. (Note 4.) All references in the accompanying financial statements to the number of common shares outstanding and per-share amounts have been restated to reflect the reverse stock split.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

DERIVATIVE INSTRUMENTS
In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

At March 31, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

INTERIM FINANCIAL STATEMENTS
The interim financial statements as of and for the six months ended March 31, 2000 included herein have been prepared for the Company, without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

COMPENSATED ABSENCES
Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service, and other factors. The Company estimates that the amount of compensation for future absences is minimal and immaterial at the reporting dates and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.


NOTE 3 - MINERAL PROPERTIES

NEVADA PROPERTIES
In 1979 the Company acquired the Pyramid Mine consisting of five unpatented lode mining claims near Fallon, Nevada. Exploration has been completed on this property by the Company with no further work planned. The Company is actively seeking a buyer for this property.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 3 - MINERAL PROPERTIES (Continued)

NEVADA PROPERTIES (Continued)
During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion thereof. In January 2000, transactions were finalized for the acquisition of five claims known as the Hardrock Johnson Property located in Clark County, Nevada. In February 2000, the Company acquired an additional four claims on this property.

During the period ended March 31, 2000 and subsequent to the date of these financial statements, the Company has also explored claims located in Nye County, Nevada.

IDAHO PROPERTY
During the 1960's, the Company acquired the Silver Strand Mine located in Kootenai County, Idaho. The area is an inactive mine site and was formerly used by a government agency to conduct research on workers' safety. This agreement did not inhibit the Company's ability to explore the site or lease the site to other third parties. The Company completed a four hole drill program on the property in 1998 but no further work is planned at this time. See Note 2.

ALASKA PROPERTY
During the year ended September 30, 1998, the Company purchased, through the issuance of 1,500,000 shares of its common stock, four patented mining claims known as the Rae Wallace mine located just north of Anchorage, Alaska. The property was recorded at the fair market value of the shares paid on the date of issuance at $0.05 per share for a total purchase price of $75,000. (Note 4.) In the year ended September 30, 1999, the Company sold the property for $20,000 resulting in a loss of $55,000. The Company retained a 2.5% net smelter return in the property.

WYOMING PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement with General Minerals Corporation to acquire the Lake Owen Project located in Albany County, Wyoming in exchange for 715,996 shares of common stock, $40,000 cash and exploration expenditures during a three year option period. (Note 12.)

The Company also staked and claimed six claims known as the Albany Claim during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.

OREGON PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake five claims (known as the Shamrock property) located in Jackson County, Oregon. In January 2000 the Company received title to these claims from Mountain Gold.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 3 - MINERAL PROPERTIES (Continued)

MONTANA PROPERTY
During March 2000, the Company entered into an agreement to purchase mining claims in Madison County, Montana called the Intrepid claims. The agreement calls for $1,000 nonrefundable earnest money, which is reflected as a deposit in these financial statements. Subsequent to the date of these financial statements, the Company has paid $5,000 cash and issued 50,000 shares of its common stock at $1.00 per share to complete this agreement. If the Company elects to proceed with the project, an additional 100,000 shares of its common stock will be issued.

Additionally, the Company has expended $17,705 to stake 121 claims known as the Lady of the Lake Project.

The Company also expended $30,425 to explore and stake 57 MAC claims (known as the McCormick Creek Project) in Missoula County, Montana.


NOTE 4 - COMMON STOCK

On February 16, 1999, the Board of Directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the periods ended March 31, 1999 and 2000 have been restated to reflect the reverse stock split.

During the fiscal year ended September 30, 1999, the Company issued 1,803,885 shares of its common stock for services. The shares were valued at their fair market value at the date of issuance, which ranged from $0.025 to $0.25 per share. The Company also issued 600,000 shares of its common stock for equipment valued at $180,000. Other common stock issuances included 9,210 shares of common stock for payment of $340 debt, 4,500 shares of Atlas Mining Co. common stock valued at $427, and 6,050 shares of Merger Mines Corporation common stock valued at $1,075, and 5,000 shares common stock for $1,000 cash.

Also during the fiscal year ended September 30, 1999, the Company issued 715,996 shares of its common stock for mineral properties. (Note 3.) The shares were valued at their fair market value at the date of issuance, which was $89,631. The Company also sold 605,000 shares of its common stock for $46,000 and issued 1,000 shares for equipment storage valued at $250.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 4 - COMMON STOCK (Continued)

During the period ended March 31, 2000, the Company issued 421,188 shares of its common stock to officers and consultants for services. The Company also issued 50,000 shares of its common stock for mineral properties valued at $50,000, 200,000 shares of its common stock (plus $10,000 cash) for New Jersey Mining Company Stock valued at $36,000, and 65,285 shares of its common stock for incentive fees amounting to $16,321. The shares were valued at their fair market value at the date of issuance, which ranged from $0.13 to $1.00 per share. The Company also sold 4,555,953 shares of its common stock for $602,500 which includes options exercised by Tigris Financial Group to acquire 1,000,000 shares of the Company's common stock at $0.14 per share. (Note 5.)

The Company entered into an agreement on July 27, 1999 with General Minerals Corporation (GMC) wherein GMC received 715,996 shares of common stock equivalent to 25% of the outstanding shares at the effective date of the agreement. See
Note 12.

Subsequent to the date of these financial statements, the board of directors voted to issue 15,000 shares of its common stock to each director for services during 1999. The stock is to be valued at $0.35 per share for a total of $52,500. This amount is included in related party payables in these financial statements. See Note 10.


NOTE 5 - COMMON STOCK OPTIONS

The Company has a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan.

The Company also entered into an agreement with Tigris Financial Group (Tigris) on December 9, 1999 whereby Tigris can ultimately purchase 60% of the Company's outstanding shares based on the number of shares outstanding on that date. Pursuant to this agreement, Tigris has paid the Company $490,000 for the purchase of 3,500,000 shares. Tigris has 4,608,000 additional options exercisable on or before September 24, 2000 at $0.14 per share.

Following is a summary of the status of the options during the year ended September 30, 1999 and the six months ended March 31, 2000:

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 5 - COMMON STOCK OPTIONS (Continued)

                                                                     Weighted
                                                                     Average
                                                  Number             Exercise
                                                  of Shares           Price
                                                 ------------      ------------
Outstanding at October 1, 1998                      200,000             $.30
Granted                                             150,000              .27
Exercised                                         (  10,000)             .20
Forfeited                                                 -                -
Expired                                            (100,000)             .10
                                                 ------------      ------------

Outstanding at September 30, 1999                   240,000          $   .38
                                                 ============        ==========

Options exercisable at September 30, 1999          240,000           $   .38
                                                 ============        ==========

Outstanding at October 1, 1999                      240,000          $   .38
Granted                                           8,108,000              .14
Exercised                                        (3,500,000)             .14
Forfeited                                                 -                -
Expired                                          (   40,000)             .14
                                                 ------------      ------------

Outstanding at March 31, 2000                     4,808,000          $   .14
                                                 ============        ==========

Options exercisable at March 31, 2000               200,000          $   .39
                                                 ============        ==========

                                                  Number             Price
        Exercise Date                             of Shares         Per Share
----------------------------------               ------------      ------------
                                                                    <C
On or before July 19, 2000                           25,000          $   .20
On or before August 13, 2000                        100,000              .23
After exercise of option expiring
   March 28, 2000 but before
   September 24, 2000                             4,608,000              .14
On or before July 19, 2001                           50,000              .50
On or before July 19, 2002                           25,000             1.00

Tigris was also granted warrants during December 1999 to acquire up to an additional 6,250,000 common shares at an aggregate purchase price equal to $0.40 per share. The warrants may be exercised in whole or in part anytime from the date of issue through September 30, 2003.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 5 - COMMON STOCK OPTIONS (Continued)

Subsequent to the date of these financial statements, the Company's board of directors issued options to purchase 67,000 share of its common stock at $0.50 per share to six directors who have retired. The options were based on the years of service and are exercisable from April 15, 2000 to April 15, 2003.


NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has accrued director and officer fees in the amounts of $9,746 and $62,500 at September 30, 1999 and March 31, 2000, respectively.


NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes and amounted to $775 and $75 for the six month periods ended March 31, 2000 and 1999, respectively.


NOTE 8 - INVESTMENTS

The Company's securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:

                                         March 31,     September 30,
                 Investment                2000            1999
         --------------------------    -------------   -------------
         New Jersey Mining Company      $ 101,750        $  94,000
         Royal Silver Mines, Inc.               -            2,750
                                       -------------   -------------
                                        $ 101,750        $  96,750
                                       =============   =============

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 9 - GOING CONCERN

As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $492,124 for the six months ended March 31, 2000 and has an accumulated deficit of $1,512,204. These factors indicate that the Company may be unable to continue in existence. The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company's management has strong beliefs that significant and imminent private placements will generate sufficient cash for the Company to operate for the next few years.


NOTE 10 - NOTES PAYABLE

Following is a summary of long-term debt at March 31, 2000:

         Note payable to First Security Bank, N.A.
               Interest at 14.99%, secured by
               1989 Chevy, payable in monthly
               installments of $179.28 through
               February 28, 2003.                           $   5,058

         Note payable to First Security Bank, N.A.
               Interest at 14.99%, secured by
               1995 Ford F-250, payable in
               monthly installments of $231.03
               through April 7, 2005                            9,657
                                                            -----------
                                                               14,715

         Less: Current maturities included in
               current liabilities                             (2,966)
                                                            -----------
                                                            $  11,749
                                                            ===========

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 10 - NOTES PAYABLE (Continued)

Following are the maturities of long-term debt for each of the next five years:

      2000                                            $   2,966
      2001                                                3,419
      2002                                                3,754
      2003                                                2,231
      2004                                                2,345
                                                      ---------
                                                      $  14,715
                                                      ==========


NOTE 11 - YEAR 2000 ISSUES

Like other companies, Trend Mining Company could be adversely affected if the computer systems it, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment, elevators, etc. At this time there have been no known problems related to the Year 2000 issue.

The Company has reviewed its business and processing systems and believes that the majority of its systems are already year 2000 compliant or can be made so with software updates. Based on its assessments, the Company regards the costs associated with Year 2000 readiness to be immaterial. All costs associated with the Year 2000 issue will be expensed as incurred.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

LAKE OWEN OPTION AGREEMENT
In October 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company can earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project, commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued)

LAKE OWEN OPTION AGREEMENT (Continued)
In consideration for the aforementioned option, the Company paid GMC $40,000 in cash and issued to GMC 715,996 shares of its common stock which is equivalent to 25% of the outstanding Trend shares at the effective date (July 27, 1999) of the agreement. Additionally, GMC has the option to participate in any future stock offerings by the Company at no less than a proportionate basis to maintain their 25% interest.

NEW JERSEY MINING COMPANY
The Company has signed a letter of agreement with New Jersey Mining Company (New Jersey) whereby the Company will receive 50,000 shares of New Jersey's restricted common stock in exchange for New Jersey's opportunity to earn a 100% interest less a net smelter royalty in the Company's unpatented claims in Kootenai County, Idaho following a three year work commitment payable in New Jersey common stock as follows:

                  Year 1                         $   25,000
                  Year 2                             50,000
                  Year 2                            125,000
                                                 ----------
                  Total                          $  200,000
                                                 ==========

The Company will retain a 1.5% net smelter return until an aggregate of $50,000 in net smelter royalties have been received. Thereafter, the Company's net smelter return will decrease to 0.5%.

LEASE AGREEMENT
The Company rents office facilities in Coeur d'Alene, Idaho on a month to month basis for $350 per month. Total rents paid during the six months ended March 31, 2000 were $2,100.


NOTE 13 - IMPAIRMENT OF ASSETS

During the year ended September 30, 1999, the Company initiated a plan to dispose of equipment held for resale. In connection with the plan of disposal, the Company determined that the carrying value of such assets exceeded their fair values. Accordingly, the Company recorded a loss of $14,000 on disposition and impairment of assets. The remaining assets available for sale are valued at $4,000.

                              TREND MINING COMPANY
                     (formerly Silver Trend Mining Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 14 - SUBSEQUENT EVENTS

COMMON STOCK
As of the date of issuance of these financial statements, the board of directors has voted to issue 15,000 shares of its common stock to each director for services performed during 1999. See Note 4.

COMMON STOCK OPTIONS
Subsequent to the date of these financial statements, in April 2000, the Company's board of directors voted to issue options to purchase 67,000 shares of its common stock at $0.50 share to six directors who have retired. See Note 5.